As filed with the Securities and Exchange Commission on March 15, 2006
Registration No. 333-117730

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment No. 1
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Covanta Holding Corporation
(Exact name of registrant as specified in its charter)

Delaware	4991	95-6021257
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)
40 Lane Road
Fairfield, New Jersey 07004
(973) 882-9000
(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)
Anthony J. Orlando
President and Chief Executive Officer
Covanta Holding Corporation
40 Lane Road
Fairfield, New Jersey 07004
(Name, address, including zip code, and telephone number,
including area code, of agent for service)
with copies to:
Timothy J. Simpson, Esq.
Senior Vice President, General Counsel and Secretary
Covanta Holding Corporation
40 Lane Road
Fairfield, New Jersey 07004
and
David S. Stone, Esq.
Neal, Gerber & Eisenberg LLP
Two North LaSalle Street
Suite 2200
Chicago, Illinois 60602
(312) 269-8000
     Approximate date of commencement of proposed sale to the public: From time to time after the registration statement becomes effective.
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☑
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
		Maximum	Maximum
Title of Each Class of	Amount to be	Offering Price	Aggregate	Amount of
Securities to be Registered	Registered (1)	Per Share (1)	Offering Price (1)	Registration Fee (2)
Common stock, $0.10 par value per share	17,711,491	$5.815	$102,992,321	$13,050
Total	17,711,491 shares	N/A	$102,992,321	$13,050

(1)	Estimated solely for the purpose of calculating the registration fee and based upon the average of the high and low sales prices of the Registrant’s common stock as reported on the American Stock Exchange on July 28, 2004, the date Covanta Holding Corporation’s Registration Statement on Form S-3 (File No. 333-117730), to which this Registration Statement is Post-Effective Amendment Number 1, was filed with the Securities and Exchange Commission.

(2)	A registration fee of $13,050 was previously paid pursuant to Covanta Holding Corporation’s Registration Statement on Form S-3 filed on July 28, 2004 (File No. 333-117730), to which this Registration Statement is Post-Effective Amendment Number 1.
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any states where the offer or sale is not permitted.
PROSPECTUS (SUBJECT TO COMPLETION)
PROSPECTUS DATED MARCH ____, 2006
Covanta Holding Corporation
17,711,491 SHARES OF COMMON STOCK
          The selling stockholders identified in this prospectus may sell up to 17,711,491 shares of our common stock. We will not receive any of the proceeds from the sale of the shares.
          Our common stock is listed on the New York Stock Exchange under the symbol “CVA.” On March 3, 2006, the last reported sale price for the common stock was $16.97 per share.
          You should carefully consider the risk factors beginning on page 2 of this prospectus before purchasing any of the shares offered by this prospectus.
          In order to avoid an “ownership change” for federal tax purposes, our certificate of incorporation prohibits any person from becoming a beneficial owner of 5% or more of our outstanding common stock, except under limited circumstances. Consequently, no person may acquire shares of common stock from the selling stockholders if, after giving effect to that acquisition, the person would beneficially own, either directly or indirectly, 5% or more of our common stock.
          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March ____, 2006.

i

Unless the context otherwise requires, references in this prospectus to “we,” “our,” “us” and similar terms refer to Covanta Holding Corporation and its subsidiaries; references to “Covanta Energy” refer to Covanta Energy Corporation and its subsidiaries; references to “ARC Holdings” refer to Covanta ARC Holdings, Inc. and its subsidiaries; references to “Ref-Fuel Holdings” refer to Covanta Ref-Fuel Holdings LLC; references to “ARC” refer to Covanta ARC LLC; references to “TransRiver” refer to TransRiver Marketing Company, L.P.; references to “NAICC” refer to National American Insurance Company of California and its subsidiaries; and references to “ACL” refer to American Commercial Lines, LLC and its subsidiaries.
SUMMARY
About Covanta Holding Corporation
     We are a holding company incorporated in Delaware on April 16, 1992. We changed our name as of September 20, 2005 from Danielson Holding Corporation to Covanta Holding Corporation. We primarily operate in the waste and energy markets through Covanta Energy, which we refer to as our “Waste and Energy Services” business in this prospectus. We acquired Covanta Energy on March 10, 2004 and acquired ARC Holdings (formerly known as American Ref-Fuel Holdings Corp.) and its subsidiaries on June 24, 2005. Substantially all of our operations were conducted in the insurance industry prior to our acquisition of Covanta Energy through our indirect subsidiaries, NAICC and related entities.
     Covanta Energy develops, constructs, owns and operates for itself and others infrastructure for the conversion of waste-to-energy and independent power production in the United States and abroad. Following its acquisition of ARC Holdings, an owner and operator of six waste-to-energy projects and related businesses in the northeast United States, Covanta Energy owns or operates 55 energy generation facilities, 43 of which are in the United States and 12 of which are located outside of the United States. Covanta Energy’s energy generation facilities use a variety of fuels, including municipal solid waste, water (hydroelectric), natural gas, coal, wood waste, landfill gas and heavy fuel oil. Covanta Energy also owns or operates several businesses that are associated with its waste-to-energy business, including a waste procurement business, two landfills, and several waste transfer stations. Covanta Energy also operates one water treatment facility which is located in the United States.
     The nature of our business, the risks attendant to such business and the trends that we face have been significantly altered by the acquisitions of Covanta Energy and ARC Holdings. Accordingly, our financial results prior to the acquisitions of Covanta Energy in March 2004 and ARC Holdings in June 2005 are not directly comparable to current and future financial results.
Risk Factors
     An investment in our common stock is very risky. You should consider carefully the risk factors beginning on page 2 of this prospectus.
Use of Proceeds
     We will not receive any proceeds from the sale of the shares of our common stock by the selling stockholders.
Shares of Common Stock Outstanding after the Offering
     As the offering for sale of our common stock by the selling stockholders identified in this prospectus of up to 17,711,491 shares of our common stock does not involve the issuance of any new shares of our common stock, it will not result in a change in the number of our common stock that are outstanding.

RISK FACTORS
     An investment in our common stock is very risky. The following risk factors could have a material adverse effect on our business, financial condition and results of operations. You should carefully consider the following factors and all the information in this prospectus and in the other documentation that is referenced in this prospectus.
Covanta Holding Corporation-Specific Risks
     We cannot be certain that our NOLs will continue to be available to offset our tax liability.
     As of December 31, 2005, we estimated that we had approximately $489 million of net operating loss tax carryforwards, referred to as “NOLs” in this prospectus. In order to utilize the NOLs, we must generate consolidated taxable income which can offset such carryforwards. The NOLs are also utilized by income from certain grantor trusts that were established as part of the reorganization of certain of our subsidiaries engaged in the insurance business, referred to in this prospectus as the “Mission Insurance entities.” The NOLs will expire if not used. The availability of NOLs to offset taxable income could be substantially reduced if we were to undergo an “ownership change” within the meaning of Section 382(g)(1) of the Internal Revenue Code. We will be treated as having had an “ownership change” if there is more than a 50% increase in stock ownership during a three-year “testing period” by “5% stockholders.”
     In order to help us preserve the NOLs, our certificate of incorporation contains stock transfer restrictions designed to reduce the risk of an ownership change for purposes of Section 382 of the Internal Revenue Code. The transfer restrictions were implemented in 1990, and we expect that the restrictions will remain in force as long as the NOLs are available. We cannot assure you, however, that these restrictions will prevent an ownership change.
     The NOLs will expire in various amounts, if not used, between 2006 and 2023. The Internal Revenue Service, referred to in this prospectus as the “IRS,” has not audited any of our tax returns for any of the years during the carryforward period including those returns for the years in which the losses giving rise to the NOLs were reported. We cannot assure you that we would prevail if the IRS were to challenge the availability of the NOLs. If the IRS were successful in challenging our NOLs, all or some portion of the NOLs would not be available to offset our future consolidated taxable income and we may not be able to satisfy our obligations to Covanta Energy under a tax sharing agreement described below or to pay taxes that may be due from our consolidated tax group.
     Reductions in our NOLs could occur in connection with the administration of the grantor trusts associated with the Mission Insurance entities which are in state insolvency proceedings. During or at the conclusion of the administration of these grantor trusts, material taxable income could result which could utilize a substantial portion of our NOLs, which in turn could materially reduce our cash flow and ability to service our current debt. The impact of a material reduction in our NOLs could also cause an event of default under our current debt and a possible substantial reduction of our deferred tax asset, as reflected in our financial statements. For a more detailed discussion of the Mission Insurance entities and the grantor trusts, see Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview, in our Annual Report on Form 10-K for the year ended December 31, 2005 that is incorporated in this prospectus and registration statement by reference, such Annual Report on Form 10-K referred to as the “2005 Form 10-K” and also see Note 4 – California Grantor Trust Settlement and Note 23 – Income Taxes of the Notes to the Consolidated Financial Statements in our 2005 Form 10-K that are incorporated in this prospectus and registration statement by reference, such notes referred to as the “Notes to the Consolidated Financial Statements.”
     In addition, if our existing insurance business were to require capital infusions from us in order to meet certain regulatory capital requirements and were we to fail to provide such capital, some or all of our subsidiaries comprising our insurance business could enter insurance insolvency or bankruptcy proceedings. In such event, such subsidiaries may no longer be included in our consolidated tax return, and a portion, which could constitute a significant portion, of our remaining NOLs may no longer be available to us. In such event, there may be a significant inclusion of taxable income in Covanta’s federal consolidated income tax return.
     Reduced liquidity and price volatility could result in a loss to investors.
     Although our common stock is listed on the New York Stock Exchange, referred to as the “NYSE” in this prospectus, there can be no assurance as to the liquidity of an investment in our common stock or as to the price an investor may realize upon the sale of our common stock. These prices are determined in the marketplace and may be influenced by many factors, including the liquidity of the market for our common stock, the market price of our common stock, investor perception and general economic and market conditions, company performance and waste and energy market conditions.

     Concentrated stock ownership and a restrictive certificate of incorporation provision may discourage unsolicited acquisition proposals.
     As of March 3, 2006, SZ Investments, L.L.C., together with its affiliate EGI-Fund (05-07) Investors, L.L.C., referred to in this prospectus as “Fund 05-07” and collectively with SZ Investments, L.L.C. “SZ Investments,” Third Avenue Trust, on behalf of Third Avenue Value Fund, referred to in this prospectus as “Third Avenue,” and D. E. Shaw Laminar Portfolios, L.L.C., referred to in this prospectus as “Laminar,” separately own or will have the right to acquire approximately 15.78%, 6.00% and 18.46%, respectively, or when aggregated, 40.24% of our outstanding common stock. Although there are no agreements among SZ Investments, Third Avenue and Laminar regarding their voting or disposition of shares of our common stock, the level of their combined ownership of shares of common stock could have the effect of discouraging or impeding an unsolicited acquisition proposal. In addition, the change in ownership limitations contained in Article Fifth of our certificate of incorporation could have the effect of discouraging or impeding an unsolicited takeover proposal.
     Future sales of our common stock may depress our stock price.
     No prediction can be made as to the effect, if any, that future sales of our common stock, or the availability of our common stock for future sales, will have on the market price of our common stock. Sales in the public market of substantial amounts of our common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for our common stock. In addition to this offering, in connection with our acquisition of ARC Holdings, we have agreed to register upon demand, within twelve months of the June 24, 2005 closing of the ARC Holdings acquisition, the resale of certain shares held or acquired by Laminar, Third Avenue and SZ Investments in an underwritten public offering. The potential effect of these shares being sold may be to depress the price at which our common stock trades.
     Our controls and procedures may not prevent or detect all acts of fraud.
     Our management, including our Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within our companies have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by an unauthorized override of the controls. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and we cannot assure you that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and may not be detected.
     Failure to maintain an effective system of internal control over financial reporting may have an adverse effect on our stock price.
     Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, and the rules and regulations promulgated by the Securities and Exchange Commission, referred to in this prospectus as the “SEC,” to implement Section 404, we are required to furnish a report by our management to include in our Annual Report on Form 10-K regarding the effectiveness of our internal control over financial reporting. The report includes, among other things, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management.
     We have in the past discovered, and may potentially in the future, discover areas of our internal control over financial reporting which may require improvement. If we are unable to assert that our internal control over financial reporting is effective now or in any future period, or if our auditors are unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our stock price.

Waste and Energy Services Business-Specific Risks
     In connection with the ARC Holdings acquisition, Covanta has incurred a large amount of debt, and we cannot assure you that our cash flow from operations will be sufficient to pay this debt.
     Following the acquisition of ARC Holdings, Covanta Energy had corporate debt of $675 million, of which $629 million remains outstanding as of December 31, 2005, which we have guaranteed. Our ability to service this debt will depend upon:
•	the continued operation and maintenance of our facilities, consistent with historical performance levels;

•	compliance with our debt covenants under our, and our subsidiaries’, various credit arrangements;

•	compliance by our subsidiaries with their respective debt covenants in order to permit distributions of cash to Covanta Energy;

•	maintenance or enhancement of revenue from renewals or replacement of existing contracts and from new contracts to expand existing facilities or operate additional facilities;

•	market conditions affecting waste disposal and energy pricing, as well as competition from other companies for contract renewals, expansions and additional contracts, particularly after Covanta Energy’s existing contracts expire; and

•	the continued availability to Covanta Energy of the benefit of our NOLs under a tax sharing agreement.
     For a more detailed discussion of Covanta Energy’s domestic debt covenants, see Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations – Management’s Discussion and Analysis of Liquidity and Capital Resources – Waste and Energy Services Segment, of the 2005 Form 10-K and also see Note 18 – Long-Term Debt of the Notes to the Consolidated Financial Statements.
     Covanta’s ability to make payments on its indebtedness and to fund planned capital expenditures and other necessary expenses will depend on its ability to generate cash and receive dividends and distributions from its subsidiaries in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that Covanta Energy’s business will generate sufficient cash flow from operations to pay this debt.
     We may not have access to the cash flow and other assets of our subsidiaries that may be needed to make payment on Covanta Energy’s debt.
     Much of our business is conducted through our subsidiaries. Our ability to make payments on the debt incurred by Covanta Energy is dependent on the earnings and the distribution of funds from our subsidiaries.
     Certain of our subsidiaries and affiliates are already subject to project and other financing arrangements and will not guarantee our obligations on Covanta Energy’s debts. The debt agreements of these subsidiaries and affiliates generally restrict their ability to pay dividends, make distributions or otherwise transfer funds to us. In addition, a substantial amount of the assets of our non-guarantor subsidiaries and affiliates has been pledged as collateral under their respective project financing agreements, or financings at intermediate subsidiary levels, and will be excluded entirely from the liens in favor of Covanta Energy’s financing. See Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations – Management’s Discussion and Analysis of Liquidity and Capital Resources – Waste and Energy Services Segment, of the 2005 Form 10-K and also see Note 18 – Long-Term Debt of the Notes to the Consolidated Financial Statements for a more complete description of the terms of such indebtedness. We cannot assure you that certain of the agreements governing the current and future indebtedness of our subsidiaries will permit our subsidiaries to provide us with sufficient dividends, distributions or loans to fund payments on the Covanta Energy indebtedness when due.
     Our ability to grow our Waste and Energy Services business may be limited.
     Our ability to grow our Waste and Energy Services business by investing in new projects may be limited by debt covenants in Covanta Energy’s principal financing agreements, and by potentially fewer market opportunities for new waste-to-energy facilities. Our Waste and Energy Services business is based upon building and operating municipal solid waste disposal and energy generating projects, which are capital intensive businesses that require financing through direct investment and the incurrence of debt. The covenants in Covanta Energy’s financing agreements limit investments in new projects or acquisitions of new businesses and place restrictions on Covanta Energy’s ability to expand existing projects. The covenants limit borrowings to finance new construction, except in limited circumstances related to expansions of existing facilities.
     Operation of our Waste and Energy Services facilities and the expansion of facilities involve significant risks.
     The operation of our Waste and Energy Services facilities and the construction of new or expanded facilities involve many risks, including:
•	the inaccuracy of our assumptions with respect to the timing and amount of anticipated revenues;

•	supply interruptions;

•	the breakdown or failure of equipment or processes;

•	difficulty or inability to find suitable replacement parts for equipment;

•	the unavailability of sufficient quantities of waste;

•	decreases in the fees for solid waste disposal;

•	decreases in the demand or market prices for recovered ferrous or non-ferrous metal;

•	disruption in the transmission of electricity generated;

•	permitting and other regulatory issues, license revocation and changes in legal requirements;

•	labor disputes and work stoppages;

•	unforeseen engineering and environmental problems;

•	unanticipated cost overruns;

•	weather interferences, catastrophic events including fires, explosions, earthquakes, droughts and acts of terrorism;

•	the exercise of the power of eminent domain; and

•	performance below expected levels of output or efficiency.
     We cannot predict the impact of these risks on our Waste and Energy Services business or operations. These risks, if they were to occur, could prevent Covanta Energy and its subsidiaries from meeting their obligations under their operating contracts.
     Development, construction and operation of new projects may not commence as scheduled, or at all.
     The development and construction of new facilities involves many risks including siting, permitting, financing and construction delays and expenses, start-up problems, the breakdown of equipment and performance below expected levels of output and efficiency. New facilities have no operating history and may employ recently developed technology and equipment. Our Waste and Energy Services businesses maintain insurance to protect against risks relating to the construction of new projects; however, such insurance may not be adequate to cover lost revenues or increased expenses. As a result, a new facility may be unable to fund principal and interest payments under its debt service obligations or may operate at a loss. In certain situations, if a facility fails to achieve commercial operation, at certain levels or at all, termination rights in the agreements governing the facility’s financing may be triggered, rendering all of the facility’s debt immediately due and payable. As a result, the facility may be rendered insolvent and we may lose our interest in the facility.

     Our insurance and contractual protections may not always cover lost revenues, increased expenses or liquidated damages payments.
     Although our Waste and Energy Services businesses maintain insurance, obtain warranties from vendors, require contractors to meet certain performance levels and, in some cases, pass risks, we cannot control to the service recipient or output purchaser, the proceeds of such insurance, warranties, performance guarantees or risk sharing arrangements may not be adequate to cover lost revenues, increased expenses or liquidated damages payments.
     Performance reductions could materially and adversely affect us and our projects may operate at lower levels than expected.
     Most service agreements for our waste-to-energy facilities provide for limitations on damages and cross-indemnities among the parties for damages that such parties may incur in connection with their performance under the contract. In most cases, such contractual provisions excuse our Waste and Energy Services businesses from performance obligations to the extent affected by uncontrollable circumstances and provide for service fee adjustments if uncontrollable circumstances increase its costs. We cannot assure you that these provisions will prevent our Waste and Energy Services businesses from incurring losses upon the occurrence of uncontrollable circumstances or that if our Waste and Energy Services businesses were to incur such losses they would continue to be able to service their debt.
     Covanta Energy and certain of its subsidiaries have issued or are party to performance guarantees and related contractual obligations associated with its waste-to-energy, independent power and water facilities. With respect to its domestic businesses, Covanta Energy and certain of its subsidiaries have issued guarantees to their municipal clients and other parties that Covanta Energy’s subsidiaries will perform in accordance with contractual terms, including, where required, the payment of damages or other obligations. The obligations guaranteed will depend upon the contract involved. Many of Covanta Energy’s subsidiaries have contracts to operate and maintain waste-to-energy facilities. In these contracts the subsidiary typically commits to operate and maintain the facility in compliance with legal requirements; to accept minimum amounts of solid waste; to generate a minimum amount of electricity per ton of waste; and to pay damages to contract counterparties under specified circumstances, including those where the operating subsidiary’s contract has been terminated for default. Any contractual damages or other obligations incurred by Covanta Energy and certain of its subsidiaries could be material, and in circumstances where one or more subsidiary’s contract has been terminated for its default, such damages could include amounts sufficient to repay project debt. Additionally, damages payable under such guarantees on our owned waste-to-energy facilities could expose us to recourse liability on project debt. Covanta Energy and certain of its subsidiaries may not have sufficient sources of cash to pay such damages or other obligations. We cannot assure you that Covanta Energy and such subsidiaries will be able to continue to avoid incurring material payment obligations under such guarantees or that if it did incur such obligations that they would have the cash resources to pay them.
     Our Waste and Energy Services businesses generate their revenue primarily under long-term contracts and must avoid defaults under their contracts in order to service their debt and avoid material liability to contract counterparties.
     Covanta Energy’s subsidiaries must satisfy performance and other obligations under contracts governing waste-to-energy facilities. These contracts typically require Covanta Energy’s subsidiaries to meet certain performance criteria relating to amounts of waste processed, energy generation rates per ton of waste processed, residue quantity and environmental standards. The failure of Covanta Energy subsidiaries to satisfy these criteria may subject them to termination of their respective operating contracts. If such a termination were to occur, Covanta Energy’s subsidiaries would lose the cash flow related to the projects and incur material termination damage liability, which may be guaranteed by Covanta Energy or certain of its subsidiaries. In circumstances where the contract of one or more subsidiaries has been terminated due to the default of the Covanta Energy subsidiary they may not have sufficient sources of cash to pay such damages. We cannot assure you that Covanta Energy’s subsidiaries will be able to continue to perform their respective obligations under such contracts in order to avoid such contract terminations, or damages related to any such contract termination, or that if they could not avoid such terminations that they would have the cash resources to pay amounts that may then become due.
     Covanta Energy and certain of its subsidiaries have provided guarantees and support in connection with its subsidiaries’ projects.
     Covanta Energy and certain of its subsidiaries are obligated to guarantee or provide financial support for its subsidiaries’ projects in one or more of the following forms:
•	support agreements in connection with service or operating agreement-related obligations;

•	direct guarantees of certain debt relating to three of its facilities;

•	contingent obligation to pay lease payment installments in connection with three of its facilities;

•	contingent credit support for damages arising from performance failures;

•	environmental indemnities; and

•	contingent capital and credit support to finance costs, in most cases in connection with a corresponding increase in service fees, relating to uncontrollable circumstances.
     Many of these contingent obligations cannot readily be quantified, but, if we were required to provide this support, it may be material to our cash flow and financial condition.
     Covanta Energy may face increased risk of market influences on its domestic revenues after its contracts expire.
     Covanta Energy’s contracts to operate waste-to-energy projects expire on various dates between 2008 and 2023, and its contracts to sell energy output generally expire when the project’s operating contract expires. Expiration of these contracts will subject Covanta to greater market risk in maintaining and enhancing its revenues. As its operating contracts at municipally-owned projects approach expiration, Covanta Energy will seek to enter into renewal or replacement contracts to continue operating such projects. However, we cannot assure you that Covanta Energy will be able to enter into renewal or replacement contracts on terms favorable to it, or at all. Covanta Energy will seek to bid competitively for additional contracts to operate other facilities as similar contracts of other vendors expire. The expiration of existing energy sales contracts, if not renewed, will require Covanta Energy to sell project energy output either into the electricity grid or pursuant to new contracts.
     At some of our facilities, market conditions may allow Covanta Energy to effect extensions of existing operating contracts along with facility expansions. Such extensions and expansions are currently being considered at a limited number of Covanta Energy’s facilities in conjunction with its municipal clients. If Covanta Energy is unable to reach agreement with its municipal clients on the terms under which it would implement such extensions and expansions, or if the implementation of these extensions, including renewals and replacement contracts, and expansions are materially delayed, this may adversely affect Covanta Energy’s cash flow and profitability. We cannot assure you that Covanta Energy will be able to enter into such contracts or that the terms available in the market at the time will be favorable to it.
     Our Waste and Energy Services businesses depend on performance by third parties under contractual arrangements.
     Our Waste and Energy Services businesses depend on a limited number of third parties to, among other things, purchase the electric and steam energy produced by our facilities, and supply and deliver the waste and other goods and services necessary for the operation of our energy facilities. The viability of our facilities depends significantly upon the performance by third parties in accordance with long-term contracts, and such performance depends on factors which may be beyond our control. If those third parties do not perform their obligations, or are excused from performing their obligations because of nonperformance by our Waste and Energy Services businesses or other parties to the contracts, or due to force majeure events or changes in laws or regulations, our Waste and Energy Services businesses may not be able to secure alternate arrangements on substantially the same terms, if at all, for the services provided under the contracts. In addition, the bankruptcy or insolvency of a participant or third party in our Waste and Energy Services facilities could result in nonpayment or nonperformance of that party’s obligations to us.
     Concentration of suppliers and customers may expose us to heightened financial exposure.
     Our Waste and Energy Services businesses often rely on single suppliers and single customers at our facilities, exposing such facilities to financial risks if any supplier or customer should fail to perform its obligations.
     Our Waste and Energy Services businesses often rely on a single supplier to provide waste, fuel, water and other services required to operate a facility and on a single customer or a few customers to purchase all or a significant portion of a facility’s output. In most cases our Waste and Energy Services businesses have long-term agreements with such suppliers and customers in order to mitigate the risk of supply interruption. The financial performance of these facilities depends on such customers and suppliers continuing to perform their obligations under their long-term agreements. A facility’s financial results could be materially and adversely affected if any one customer or supplier fails to fulfill its contractual obligations and we are unable to find other customers or suppliers to produce the same level of profitability. We cannot assure you that such performance failures by third parties will not occur, or that if they do occur, such failures will not adversely affect the cash flows or profitability of our Waste and Energy Services business.
     In addition, for their waste-to-energy facilities, our subsidiaries rely on their municipal clients as a source not only of waste for fuel but also of revenue from fees for disposal services our subsidiaries provide. Because contracts of our subsidiaries with their municipal clients are generally long-term, our subsidiaries may be adversely affected if the credit quality of one or more of their municipal clients were to decline materially.
     Our Waste and Energy Services business is subject to pricing fluctuations caused by the waste disposal and energy markets.
     While our Waste and Energy Services businesses both sell the majority of their waste disposal capacity and energy output pursuant to long-term contracts, a portion of this capacity and output representing approximately 30% of our anticipated revenue through 2009 is subject to market price fluctuation. With the acquisition of ARC Holdings, a larger percentage of our revenue is subject to market risk from fluctuations in waste market prices than has historically been the case. Consequently, short-term fluctuations in the waste and energy markets may have a greater impact on our revenues than we have previously experienced.
     Covanta Energy’s waste operations are concentrated in one region, and expose us to regional economic or market declines.
     The majority of Covanta Energy’s waste disposal facilities are located in the northeastern United States, primarily along the Washington, D.C. to Boston, Massachusetts corridor. Adverse economic developments in this region could affect regional waste generation rates and demand for waste disposal services provided by Covanta Energy. Adverse market developments caused by additional waste disposal capacity in this region could adversely affect waste disposal pricing. Either of these developments could have a material adverse effect on Covanta Energy’s revenues and cash generation.
     Some of Covanta Energy’s energy contracts involve greater risk of exposure to performance levels which could result in materially lower revenues.
     Eight of our 31 waste-to-energy facilities receive 100% of the energy revenues they generate. As a result, if we are unable to operate these facilities at their historical performance levels for any reason, our revenues from energy sales could materially decrease.
     We may be unable to integrate the operations of ARC Holdings and Covanta Energy successfully and may not realize the full anticipated benefits of the acquisition.
     Achieving the anticipated benefits of the recent acquisition of ARC Holdings will depend in part upon our ability to integrate the two companies’ businesses in an efficient and effective manner. Our attempt to integrate two companies that have previously operated independently may result in significant challenges, and we may be unable to accomplish the integration smoothly or successfully. In particular, the necessity of coordinating organizations in additional locations and addressing possible differences in corporate cultures and management philosophies may increase the difficulties of integration. The integration will require the dedication of significant management resources, which may temporarily distract management’s attention from the day-to-day operations of the businesses of the combined company. The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of the combined company’s businesses and the loss of key personnel. Employee uncertainty and lack of focus during the integration process may also disrupt the businesses of the combined company. Any inability of management to successfully integrate ARC Holdings’ operations with the operations of Covanta Energy could have a material adverse effect on our business and financial condition.
     The anticipated benefits of the transaction include the elimination of duplicative costs, the strategic expansion of Covanta Energy’s core waste-to-energy business in the northeast region of the United States and the strengthening of Covanta Energy’s credit profile and lowering of our cost of capital. We may not be able to realize, in whole or in part, or within the anticipated time frames, any of these expected costs savings or improvements. The realization of the anticipated benefits of the transaction are subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. As a result, we may not be able to achieve our expected results of operations and our actual income, cash flow or earnings available to satisfy debt obligations may be materially lower than the pro forma results we have previously filed with the SEC.

     Exposure to international economic and political factors may materially and adversely affect our Waste and Energy Services businesses.
     Covanta Power International Holdings, Inc., which we refer to as “CPIH” in this prospectus, is a wholly-owned subsidiary of Covanta Energy. CPIH’s operations are conducted entirely outside the United States and expose it to legal, tax, currency, inflation, convertibility and repatriation risks, as well as potential constraints on the development and operation of potential business, any of which can limit the benefits to CPIH of a foreign project.
     CPIH’s projected cash distributions from existing facilities come from facilities located in countries with sovereign ratings below investment grade, including Bangladesh, the Philippines and India. The financing, development and operation of projects outside the United States can entail significant political and financial risks, which vary by country, including:
•	changes in law or regulations;

•	changes in electricity tariffs;

•	changes in foreign tax laws and regulations;

•	changes in United States federal, state and local laws, including tax laws, related to foreign operations;

•	compliance with United States federal, state and local foreign corrupt practices laws;

•	changes in government policies or personnel;

•	changes in general economic conditions affecting each country, including conditions in financial markets;

•	changes in labor relations in operations outside the United States;

•	political, economic or military instability and civil unrest; and

•	expropriation and confiscation of assets and facilities.
     The legal and financial environment in foreign countries in which CPIH currently owns assets or projects also could make it more difficult for it to enforce its rights under agreements relating to such projects.
     Any or all of the risks identified above with respect to the CPIH projects could adversely affect our revenue and cash generation. As a result, these risks may have a material adverse effect on our Waste and Energy Services business, consolidated financial condition and results of operations.
     Exposure to foreign currency fluctuations may affect CPIH’s costs of operations.
     CPIH participates in projects in jurisdictions where limitations on the convertibility and expatriation of currency have been lifted by the host country and where such local currency is freely exchangeable on the international markets. In most cases, components of project costs incurred or funded in the currency of the United States are recovered with limited exposure to currency fluctuations through negotiated contractual adjustments to the price charged for electricity or service provided. This contractual structure may cause the cost in local currency to the project’s power purchaser or service recipient to rise from time to time in excess of local inflation. As a result, there is a risk in such situations that such power purchaser or service recipient will, at least in the near term, be less able or willing to pay for the project’s power or service.
     Exposure to fuel supply prices may affect CPIH’s costs and results of operations.
     Changes in the market prices and availability of fuel supplies to generate electricity may increase CPIH’s cost of producing power, which could adversely impact our energy businesses’ profitability and financial performance.
     The market prices and availability of fuel supplies of some of CPIH’s facilities fluctuate. Any price increase, delivery disruption or reduction in the availability of such supplies could affect CPIH’s ability to operate its facilities and impair its cash flow and profitability. CPIH may be subject to further exposure if any of its future operations are concentrated in facilities using fuel types subject to fluctuating market prices and availability. We may not be successful in our efforts to mitigate our exposure to supply and price swings.

     Our inability to obtain resources for operations may adversely affect our ability to effectively compete.
     Our waste-to-energy facilities depend on solid waste for fuel, which provides a source of revenue. For most of our facilities, the prices they charge for disposal of solid waste are fixed under long-term contracts and the supply is guaranteed by sponsoring municipalities. However, for some of our waste-to-energy facilities, the availability of solid waste to us, as well as the tipping fee that we must charge to attract solid waste to its facilities, depends upon competition from a number of sources such as other waste-to-energy facilities, landfills and transfer stations competing for waste in the market area. In addition, we may need to obtain waste on a competitive basis as our long-term contracts expire at our owned facilities. There has been consolidation and there may be further consolidation in the solid waste industry which would reduce the number of solid waste collectors or haulers that are competing for disposal facilities or enable such collectors or haulers to use wholesale purchasing to negotiate favorable below-market disposal rates. The consolidation in the solid waste industry has resulted in companies with vertically integrated collection activities and disposal facilities. Such consolidation may result in economies of scale for those companies as well as the use of disposal capacity at facilities owned by such companies or by affiliated companies. Such activities can affect both the availability of waste to us for disposal at some of our waste-to-energy facilities and market pricing.
     Our efforts to grow our business will require us to incur significant costs in business development, often over extended periods of time, with no guarantee of success.
     Our efforts to grow our waste and energy business will depend in part on how successful we are in developing new projects and expanding existing projects. The development period for each project may occur over several years, during which we incur substantial expenses relating to siting, design, permitting, community relations, financing and professional fees associated with all of the foregoing. Not all of our development efforts will be successful, and we may decide to cease developing a project for a variety of reasons. If the cessation of our development efforts were to occur at an advanced stage of development, we may have incurred a material amount of expenses for which we will realize no return.
     Compliance with environmental laws could adversely affect our results of operations.
     Costs of compliance with federal, state and local existing and future environmental regulations could adversely affect our cash flow and profitability. Our Waste and Energy Services businesses are subject to extensive environmental regulation by federal, state and local authorities, primarily relating to air, waste (including residual ash from combustion) and water. We are required to comply with numerous environmental laws and regulations and to obtain numerous governmental permits in operating our facilities. Our Waste and Energy Services businesses may incur significant additional costs to comply with these requirements. Environmental regulations may also limit our ability to operate our facilities at maximum capacity or at all. If our Waste and Energy Services businesses fail to comply with these requirements, we could be subject to civil or criminal liability, damages and fines. Existing environmental regulations could be revised or reinterpreted and new laws and regulations could be adopted or become applicable to us or our facilities, and future changes in environmental laws and regulations could occur. This may materially increase the amount we must invest to bring our facilities into compliance. In addition, lawsuits or enforcement actions by federal and/or state regulatory agencies may materially increase our costs. Stricter environmental regulation of air emissions, solid waste handling or combustion, residual ash handling and disposal, and waste water discharge could materially affect our cash flow and profitability.
     Our Waste and Energy Services businesses may not be able to obtain or maintain, from time to time, all required environmental regulatory approvals. If there is a delay in obtaining any required environmental regulatory approvals or if we fail to obtain and comply with them, the operation of our facilities could be jeopardized or become subject to additional costs.
     Energy regulation could adversely affect our revenues and costs of operations.
     Our Waste and Energy Services businesses are subject to extensive energy regulations by federal, state and foreign authorities. We cannot predict whether the federal, state or foreign governments will modify or adopt new legislation or regulations relating to the solid waste or energy industries. The economics, including the costs, of operating our facilities may be adversely affected by any changes in these regulations or in their interpretation or implementation or any future inability to comply with existing or future regulations or requirements.
     The Federal Power Act, commonly referred to as the “FPA,” regulates energy generating companies and their subsidiaries and places constraints on the conduct of their business. The FPA regulates wholesale sales of electricity and the transmission of electricity in interstate commerce by public utilities. Under the Public Utility Regulatory Policies Act of 1978, commonly referred to as “PURPA,” our domestic facilities are exempt from most provisions of the FPA and state rate regulation. Our foreign projects are also exempt from regulation under the FPA.

     The Energy Policy Act of 2005 enacted comprehensive changes to the domestic energy industry which may affect our businesses. The Energy Policy Act removed certain regulatory constraints that previously limited the ability of utilities and utility holding companies to invest in certain activities and businesses, which may have the effect over time of increasing competition in energy markets in which we participate. In addition, the Energy Policy Act includes provisions that may remove some of the benefits provided to non-utility electricity generators, like Covanta Energy, after its existing energy sale contracts expire. As a result, we may face increased competition after such expirations occur.
     If our Waste and Energy Services businesses become subject to either the FPA or lose the ability under PURPA to require utilities to purchase our electricity, the economics and operations of our energy projects could be adversely affected, including as a result of rate regulation by the Federal Energy Regulatory Commission, referred to as the “FERC” in this prospectus, with respect to our output of electricity, which could result in lower prices for sales of electricity. In addition, depending on the terms of the project’s power purchase agreement, a loss of our exemptions could allow the power purchaser to cease taking and paying for electricity under existing contracts. Such results could cause the loss of some or all contract revenues or otherwise impair the value of a project and could trigger defaults under provisions of the applicable project contracts and financing agreements. Defaults under such financing agreements could render the underlying debt immediately due and payable. Under such circumstances, we cannot assure you that revenues received, the costs incurred, or both, in connection with the project could be recovered through sales to other purchasers.
     Failure to obtain regulatory approvals could adversely affect our operations.
     Our Waste and Energy Services businesses are continually in the process of obtaining or renewing federal, state and local approvals required to operate our facilities. While our Waste and Energy Services businesses currently have all necessary operating approvals, we may not always be able to obtain all required regulatory approvals, and we may not be able to obtain any necessary modifications to existing regulatory approvals or maintain all required regulatory approvals. If there is a delay in obtaining any required regulatory approvals or if we fail to obtain and comply with any required regulatory approvals, the operation of our facilities or the sale of electricity to third parties could be prevented, made subject to additional regulation or subject our Waste and Energy Services businesses to additional costs or a decrease in revenue.
     The energy industry is becoming increasingly competitive, and we might not successfully respond to these changes.
     We may not be able to respond in a timely or effective manner to the changes resulting in increased competition in the energy industry in both domestic and international markets. These changes may include deregulation of the electric utility industry in some markets, privatization of the electric utility industry in other markets and increasing competition in all markets. To the extent U.S. competitive pressures increase and the pricing and sale of electricity assumes more characteristics of a commodity business, the economics of our business may come under increasing pressure. Regulatory initiatives in foreign countries where our Waste and Energy Services businesses have or will have operations involve the same types of risks.
     Changes in technology may have a material adverse effect on our profitability.
     Research and development activities are ongoing to provide alternative and more efficient technologies to dispose of waste or produce power, including fuel cells, microturbines and solar cells. It is possible that advances in these or other technologies will reduce the cost of waste disposal or power production from these technologies to a level below our costs. Furthermore, increased conservation efforts could reduce the demand for power or reduce the value of our facilities. Any of these changes could have a material adverse effect on our revenues and profitability.
     We have incurred and will continue to incur significant transaction and combination-related costs in connection with the acquisition of ARC Holdings.
     We expect to incur significant costs, which we currently estimate to be approximately $20 million through 2007, including costs incurred to date, associated with combining the operations of Covanta Energy and ARC Holdings. However, we cannot predict with certainty the specific size of those charges at this preliminary stage of the integration process. Although we expect the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, we cannot give any assurance that this net benefit will be achieved as planned in the near future or at all.

Insurance Business-Specific Risks
     Insurance regulations may affect NAICC’s operations.
     The insurance industry is highly regulated. NAICC is subject to regulation by state and federal regulators, and a significant portion of NAICC’s operations are subject to regulation by the state of California. Changes in existing insurance regulations or adoption of new regulations or laws which could affect NAICC’s results of operations and financial condition may include, without limitation, proposed changes to California’s personal automobile rating regulations, extension of California’s Low Cost Automobile Program beyond Los Angeles and San Francisco counties and changes to California’s workers’ compensation laws. We cannot predict the impact of changes in existing insurance regulations or adoption of new regulations or laws on NAICC’s results of operations and financial condition.
     The insurance products sold by NAICC are subject to intense competition.
     The insurance products sold by NAICC are subject to intense competition from many competitors, many of whom have substantially greater resources than NAICC. The California non-standard personal automobile marketplace consists of over 100 carriers.
     In order to decrease rates, insurers in California must obtain prior permission for rate reductions from the California Department of Insurance. In lieu of requesting rate decreases, competitors may soften underwriting standards as an alternative means of attracting new business. Such tactics, should they occur, would introduce new levels of risk for NAICC and could limit NAICC’s ability to write new policies or renew existing profitable policies. We cannot assure you that NAICC will be able to successfully compete in these markets and generate sufficient premium volume at attractive prices to be profitable. This risk is enhanced by the reduction in lines of business NAICC writes as a result of its decision to reduce underwriting operations.
     If NAICC’s loss experience exceeds its estimates, additional capital may be required.
     Unpaid losses and loss adjustment expenses are based on estimates of reported losses, historical company experience of losses reported for reinsurance assumed and historical company experience for unreported claims. Such liability is, by necessity, based on estimates that may change in the near term. NAICC cannot assure you that the ultimate liabilities will not exceed, or even materially exceed, the amounts estimated. If the ultimate liability materially exceeds estimates, then additional capital may be required to be contributed to some of our insurance subsidiaries. NAICC and the other insurance subsidiaries received additional capital contributions from us in 2003 and 2002, and NAICC cannot provide any assurance that it and its subsidiaries will be able to obtain additional capital on commercially reasonable terms or at all.
     In addition, due to the fact that NAICC and its other insurance subsidiaries are in the process of running off several significant lines of business, the risk of adverse development and the subsequent requirement to obtain additional capital is heightened.
     Failure to satisfy capital adequacy and risk-based capital requirements would require NAICC to obtain additional capital.
     NAICC is subject to regulatory risk-based capital requirements. Depending on its risk-based capital, NAICC could be subject to various levels of increasing regulatory intervention ranging from company action to mandatory control by insurance regulatory authorities. NAICC’s capital and surplus is also one factor used to determine its ability to distribute or loan funds to us. If NAICC has insufficient capital and surplus, as determined under the risk-based capital test, it will need to obtain additional capital to establish additional reserves. NAICC cannot provide any assurance that it will be able to obtain such additional capital on commercially reasonable terms or at all.

FORWARD-LOOKING STATEMENTS
Cautionary Note Regarding Forward-Looking Statements
     This prospectus and registration statement contain statements that may constitute “forward-looking” statements as defined in Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995, referred to as the “PSLRA” in this prospectus, or in releases made by the SEC, all as may be amended from time to time. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of us and our subsidiaries, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements that are not historical fact are forward-looking statements. Forward-looking statements can be identified by, among other things, the use of forward-looking language, such as the words “plan,” “believe,” “expect,” “anticipate,” “intend,” “estimate,” “project,” “may,” “will,” “would,” “could,” “should,” “seeks,” or “scheduled to,” or other similar words, or the negative of these terms or other variations of these terms or comparable language, or by discussion of strategy or intentions. These cautionary statements are being made pursuant to the Securities Act of 1933, the Exchange Act of 1934 and the PSLRA with the intention of obtaining the benefits of the “safe harbor” provisions of such laws. We caution investors that any forward-looking statements made by us are not guarantees or indicative of future performance. Important assumptions and other important factors that could cause actual results to differ materially from those forward-looking statements with respect to us include, but are not limited to, the risks and uncertainties affecting our businesses described in “Risk Factors,” in Item 1A of our Annual Report on Form 10-K, for the year ended December 31, 2005 and in registration statements and other securities filings by us and our subsidiaries.
     Although we believe that our plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, actual results could differ materially from a projection or assumption in any of its forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and inherent risks and uncertainties. The forward-looking statements contained in this prospectus and registration statement are made only as of the date hereof and we do not have or undertake any obligation to update or revise any forward-looking statements whether as a result of new information, subsequent events or otherwise, unless otherwise required by law.

THE BUSINESS
About Covanta Holding Corporation
     We are a holding company incorporated in Delaware on April 16, 1992. We changed our name as of September 20, 2005 from Danielson Holding Corporation to Covanta Holding Corporation. We primarily operate in the waste and energy markets through Covanta Energy Corporation and its subsidiaries. We acquired Covanta Energy on March 10, 2004 and acquired ARC Holdings and subsidiaries on June 24, 2005. Substantially all of our consolidated operations were conducted in the insurance industry prior to our acquisition of Covanta Energy through our indirect subsidiaries, NAICC and related entities.
     Covanta Energy develops, constructs, owns and operates for itself and others infrastructure for the conversion of waste-to-energy and independent power production in the United States and abroad. Following its acquisition of ARC Holdings, an owner and operator of six waste-to-energy projects and related businesses in the northeast United States, Covanta Energy owns or operates 55 energy generation facilities, 43 of which are in the United States and 12 of which are located outside of the United States. Covanta Energy’s energy generation facilities use a variety of fuels, including municipal solid waste, water (hydroelectric), natural gas, coal, wood waste, landfill gas and heavy fuel oil. Covanta Energy also owns or operates several businesses that are associated with its waste-to-energy business, including a waste procurement business, two landfills, and several waste transfer stations. Covanta Energy also operates one water treatment facility which is located in the United States.
     The nature of our business, the risks attendant to such business and the trends that we face have been significantly altered by the acquisitions of Covanta Energy and ARC Holdings. Accordingly, our financial results prior to the acquisitions of Covanta Energy in March 2004 and
ARC Holdings in June 2005 are not directly comparable to current and future financial results.
     Our principal executive offices are located at 40 Lane Road, Fairfield, New Jersey 07004, and our telephone number is (973) 882-9000.
Our Business Strategy
     With the acquisition of Covanta Energy and ARC Holdings, we are focused on the waste and energy services business. Our mission is to be the world’s leading waste-to-energy company, with a complementary network of waste disposal and energy generation assets. We expect to build value for our shareholders by satisfying our clients’ waste disposal and energy generation needs with safe, reliable and environmentally superior solutions. In order to accomplish this mission, we intend to:
     Leverage our core competencies by:
•	providing outstanding client service,

•	utilizing an experienced management team,

•	developing and utilizing world-class technologies and operational expertise, and

•	applying proven asset management and cost control; and
Maximize long-term value of our existing portfolio by:
•	continuing to operate at historic production levels,

•	continuing to execute effective maintenance programs,

•	extending operating contracts, and

•	enhancing the value of Covanta Energy-owned facilities after expiration of existing contracts; and
Capitalize on growth opportunities by:

•	expanding existing waste-to-energy facilities in attractive markets,

•	developing TransRiver Marketing Company, L.P. and its waste procurement and other expertise by leveraging that knowledge across a larger platform,

•	seeking new ownership opportunities or operating contracts for waste-to-energy and other energy projects, and

•	seeking additional opportunities in businesses ancillary to our existing business, including additional waste transfer, transportation, processing and landfill businesses.
Business Segments
     We have two business segments: the Waste and Energy Services, which is comprised of Covanta Energy’s business and Other Services, which includes our parent company operations and insurance business. Our Waste and Energy Services segment is substantially larger than our Other Services segment. Each of these segments is described below. Additional information about our business segments is contained in Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview – Covanta’s Business Segments of the 2005 Form 10-K and also in Note 1 — Organization and Summary of Significant Accounting Policies and Note 27 — Business Segments of the Notes to the Consolidated Financial Statements.
Waste and Energy Services Business
     Our strategic acquisitions of Covanta Energy and ARC Holdings have made us a leader in the waste and energy services market.
Covanta Energy
     On December 2, 2003, we executed a definitive investment and purchase agreement to acquire Covanta Energy in connection with Covanta Energy’s emergence from Chapter 11 proceedings. On March 5, 2004, the Bankruptcy Court confirmed Covanta Energy’s proposed plans of reorganization and on March 10, 2004, we acquired 100% of Covanta Energy’s equity for approximately $30 million in cash.
ARC Holdings
     We, through our wholly-owned subsidiary Covanta Energy, acquired ARC Holdings on June 24, 2005 by purchasing 100% of the issued and outstanding shares of ARC Holdings capital stock. Our purchase price was $747 million, including transaction costs, for the stock of ARC Holdings and assumed the consolidated net debt of ARC Holdings, which was approximately $1.3 billion ($1.5 billion of consolidated indebtedness net of $0.2 billion of cash and restricted cash). We financed this transaction through a combination of debt and equity financing. The equity component of the financing was effected through the ARC Holdings rights offering, a rights offering to our existing shareholders referred to in this prospectus as the “ARC Holdings Rights Offering,” that was consummated as of June 24, 2005.
     See Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations – Management’s Discussion and Analysis of Liquidity and Capital Resources – Financing Arrangements, and Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations – Management’s Discussion and Analysis of Liquidity and Capital Resources – Related Party Transactions – Affiliate Agreements, of the 2005 Form 10-K and also see Note 3 – Acquisitions and Dispositions and Note 18 – Long-Term Debt of the Notes to the Consolidated Financial Statements for a detailed description of this financing associated with this acquisition.
     ARC Holdings is now a wholly-owned subsidiary of Covanta Energy, and Covanta Energy controls the management and operations of the ARC Holdings facilities.
Waste-to-Energy Projects
     The fundamental purpose of Covanta Energy’s waste-to-energy projects is to provide waste disposal services, typically to municipal clients who sponsor the projects. Generally, Covanta Energy provides these services pursuant to long-term service contracts. The electricity or steam generated is generally sold pursuant to long-term power purchase agreements with local utilities or industrial customers, and most of the resulting revenues reduce the overall cost of waste disposal services to the municipal clients. The original terms of the service contracts are each 20 or more years, with the majority now in the second half of their respective terms. Many of Covanta Energy’s service contracts may be renewed for varying periods of time, at the option of the municipal client. Covanta Energy receives its revenue in the form of fees pursuant to the service or waste contracts, and in some cases, energy purchase agreements, at facilities it owns or operates. TransRiver, one of Covanta Energy’s subsidiaries, markets waste disposal services to third parties predominantly to efficiently utilize that portion of the waste disposal capacity of Covanta Energy’s projects which is not dedicated to municipal clients under such long-term service contracts.
Other Services Business
Discussion of Other Services Business
     Given the significance of the Covanta Energy and ARC Holdings acquisitions to our business, results of operations and financial condition, we decided, during the third quarter of 2005, to combine the previously separate business segments of Insurance Services and Parent-only operations into one reportable segment referred to as “Other Services.”
     The operations of the parent company prior to the acquisition of Covanta Energy on March 10, 2004, primarily included general and administrative expense related to officer salaries, legal and other professional fees and insurance. Subsequent to the acquisition of Covanta Energy, these expenses are reimbursed by Covanta Energy under an administrative services agreement. The parent company operations also include income earned on its investments.
Insurance Business
     Following the acquisitions of Covanta Energy and ARC Holdings, the relative contribution of our insurance business to our cash flow and its relative percentage of our financial obligations were significantly reduced. Consequently, unlike prior years, our insurance business neither contributes materially to our cash flow nor imposes material financial obligations on us.
     Our insurance business continues to represent an important element of our structure in that its NOLs were primarily generated through the operations of former subsidiaries of Danielson Indemnity Company, referred to as “DIND” in this prospectus. Our ability to utilize that portion of the NOLs will depend upon the continued inclusion of our insurance business in our consolidated federal income tax return. See Note 22 – Income Taxes of the Notes to the Consolidated Financial Statements for more information on our NOLs.
     Our insurance operations are conducted through wholly-owned subsidiaries. NAICC, an indirect wholly-owned subsidiary of ours through DIND, is our principal operating insurance subsidiary. NAICC has historically managed its business across four principal lines of business: non-standard private passenger automobile; commercial automobile; workers’ compensation; and property and casualty. However, as of December 31, 2004, NAICC was engaged in writing exclusively non-standard private passenger automobile primarily in California.
     Our insurance businesses have succeeded in reducing their loss ratio by tightening underwriting criteria, exiting unprofitable lines of business and focusing on writing more profitable lines of business through its arrangements with third parties providing marketing, underwriting and administration services. Such third parties do not have rate making authority or authority to enter into reinsurance arrangements. Such third parties are paid flat commission on new and renewal policies written and they participate in an incentive compensation arrangement dictated solely by underwriting results.
DIRECTOR AND EXECUTIVE OFFICER BIOGRAPHIES
     The following sets forth five-year historical biographical information for each of our directors and executive officers as of March 10, 2006:
     David M. Barse has served as a director since 1996 and is Chairman of the Compensation Committee. Mr. Barse’s current one-year term as a director will expire at our 2006 annual meeting of stockholders. Mr. Barse served as our President and Chief Operating Officer from July 1996 until July 24, 2002. Since February 1998, Mr. Barse has served as President and, since June 2003, Chief Executive Officer of Third Avenue Management LLC, an investment adviser to mutual funds and separate accounts. From April 1995 until February 1998, he served as the Executive Vice President and Chief Operating Officer of Third Avenue Trust and its predecessor, Third Avenue Value Fund, Inc. (together with its predecessor, referred to as “Third Avenue Trust” in this prospectus), before assuming the position of President in May 1998 and Chief Executive Officer in September 2003. In 2001, Mr. Barse became Trustee of both the Third Avenue Trust and Third Avenue Variable Series Trust. Since June 1995, Mr. Barse has been the President and, since July 1999, Chief Executive Officer of M.J. Whitman, LLC and its predecessor, a full service broker-dealer. Mr. Barse joined the predecessor of M.J. Whitman LLC and

Third Avenue in December 1991 as General Counsel. Mr. Barse also presently serves as a director of American Capital Access Holdings, a privately held financial insurance company. Mr. Barse is 43 years old.
     Ronald J. Broglio has been a director since October 2004 and is a member of the Public Policy Committee. Mr. Broglio’s current one-year term as a director will expire at our 2006 annual meeting of stockholders. Mr. Broglio has been the President of RJB Associates, a consulting firm specializing in energy and environmental solutions, since 1996. Mr. Broglio was Managing Director of Waste to Energy for Waste Management International Ltd. from 1991 to 1996. Prior to joining Waste Management, Mr. Broglio held a number of positions with Wheelabrator Environmental Systems Inc. from 1980 through 1990, including Managing Director, Senior Vice President – Engineering, Construction & Operations and Vice President of Engineering & Construction. Mr. Broglio served as Manager of Staff Engineering and as a staff engineer for Rust Engineering Company from 1970 through 1980. Mr. Broglio is 65 years old.
     Peter C. B. Bynoe has been a director since July 2004. Mr. Bynoe’s current one-year term as a director will expire at our 2006 annual meeting of stockholders. Mr. Bynoe is a member of the Compensation Committee and is Chairman of the Public Policy Committee. Mr. Bynoe joined the law firm of DLA Piper Rudnick Gray Cary US, LLP as a partner in 1995 and currently serves on the firm’s Executive Committee. Mr. Bynoe has been a principal of Telemat Ltd., a consulting and project management firm, since 1982. He is a director of Rewards Network Inc. Mr. Bynoe is 54 years old.
     Richard L. Huber has been a director since July 2002. Mr. Huber’s current one-year term as a director will expire at our 2006 annual meeting of stockholders. Mr. Huber is Chairman of the Audit Committee. Mr. Huber served as Chairman and the Interim Chief Executive Officer of ACL from April 2004 until January 2005 and continues as a director of ACL and various subsidiaries and affiliates of ACL. Mr. Huber has been Managing Director, Chief Executive Officer and Principal of the American direct investment group Norte-Sur Partners, a direct private equity investment firm focused on Latin America, since January 2001. Mr. Huber held various positions with Aetna, Inc. since 1995, most recently as the Chief Executive Officer, until February 2000. Mr. Huber has approximately forty years of prior investment and merchant banking, international business and management experience, including executive positions with Chase Manhattan Bank, Citibank, Bank of Boston and Continental Bank. Mr. Huber is also a director of Opticare Health Systems, Inc., an integrated eye care services company. Mr. Huber is 69 years old.
     Anthony J. Orlando was named our President and Chief Executive Officer in October 2004 and was elected as a director in September 2005 and is a member of the Public Policy Committee. Mr. Orlando’s current one-year term as a director will expire at our 2006 annual meeting of stockholders. Previously, he had been President and Chief Executive Officer of Covanta Energy since November 2003. From March 2003 to November 2003 he served as Senior Vice President, Business and Financial Management of Covanta Energy. From January 2001 until March 2003, Mr. Orlando served as Covanta Energy’s Senior Vice President, Waste-to-Energy. Previously, he served as executive Vice President of Covanta Energy Group, Inc. Mr. Orlando joined Covanta Energy in 1987. Mr. Orlando is 46 years old.
     William C. Pate has been a director since 1999 and was our Chairman of the Board from October 2004 through September 2005. Mr. Pate’s current one-year term as a director will expire at our 2006 annual meeting of stockholders. Mr. Pate is a member of the Audit Committee. Mr. Pate is Managing Director of EGI, a privately-held investment firm. Mr. Pate has been employed by EGI or its predecessor in various capacities since 1994. Mr. Pate also serves as a director of Adams Respiratory Therapeutic, Inc. Mr. Pate is 42 years old.
     Robert S. Silberman has been a director since December 2004 and is a member of the Nominating and Governance Committee and Public Policy Committee. Mr. Silberman’s current one-year term as a director will expire at our 2006 annual meeting of stockholders. Mr. Silberman has been Chairman of the Board of Directors of Strayer Education, Inc., a leading provider of graduate and undergraduate degree programs focusing on working adults, since February 2003 and its Chief Executive Officer since March 2001. Mr. Silberman was Executive in Residence at New Mountain Capital, LLC from August 2000 to March 2001. From 1995 to 2000, Mr. Silberman served as President and Chief Operating Officer of CalEnergy Company, Inc., a California independent energy producer, and in other capacities. Mr. Silberman has also held senior positions within the public sector, including U.S. Assistant Secretary of the Army. In addition to Strayer Education, Inc., Mr. Silberman serves on the Board of Directors of Surgis, Inc. and NewPage Holding Corporation. Mr. Silberman is a member of the Council on Foreign Relations. Mr. Silberman is 48 years old.
     Jean Smith has been a director since December 2003. Ms. Smith’s current one-year term as a director will expire at our 2006 annual meeting of stockholders. She is a member of the Audit Committee and the Nominating and Governance Committee. Ms. Smith has been a private investor and consultant since 2001. From 1998 to 2001, Ms. Smith was a Managing Director of Corporate Finance for U.S. Bancorp Libra, a unit of U.S. Bancorp Investments, Inc., a subsidiary of U.S. Bancorp. Ms. Smith has approximately 25 years of investment and international banking experience, having held positions with Banker Trust Company, Citicorp Investment Bank, Security Pacific Merchant Bank and UBS Securities. Ms. Smith is 50 years old.
     Clayton Yeutter has served as a director since July 2002. Mr. Yeutter’s current one-year term as a director will expire at our 2006 annual meeting of stockholders. Mr. Yeutter is Chairman of the Nominating and Governance Committee and a member of the Compensation Committee. Mr. Yeutter is Senior Advisor to Hogan & Hartson LLP, a law firm in Washington, D.C., where he has had an international trade and agricultural law practice since 1993. From 1985 through 1991, he served in the Reagan Administration as U.S. Trade Representative and in the first Bush Administration as Secretary of Agriculture. During 1991-92, he was Chairman of the Republican National Committee and then returned to the Bush Administration as Counselor to the President for most of 1992. He was President and Chief Executive Officer of the Chicago Mercantile Exchange from 1978 through 1985. In the 1970s, Mr. Yeutter held positions in the Nixon and Ford Administrations as Assistant Secretary of Agriculture for Marketing and Consumer Services, Assistant Secretary of Agriculture for International Affairs and Commodity Programs and Deputy Special Trade Representative. Mr. Yeutter is Chairman of the Board of Oppenheimer Funds, an institutional investment manager, Chairman of the Board of Crop Solutions, Inc., a privately-owned agricultural chemical company, Chairman of the Board of ACL and a director of America First, a privately-owned investment management company. Mr. Yeutter is 75 years old.
     Samuel Zell, elected as our Chairman of the Board in September 2005, also previously served as a director from 1999 to 2004, and as our President, Chief Executive Officer and Chairman of the Board from July 2002 to October 2004. Mr. Zell’s current one-year term as our Chairman and as a director will expire at our 2006 annual meeting of stockholders. Mr. Zell has served as Chairman of the Board of Directors of EGI since 1999, and had been Chairman of the Board of its predecessor, Equity Group Investments, Inc., for more than five years. Mr. Zell has been a trustee and Chairman of the Board of Trustees of Equity Office Properties Trust, an equity real estate investment trust, commonly known as a “REIT,” primarily focused on office buildings, since October 1996, was its Interim President from April 2002 until November 2002 and was its and Interim Chief Executive Officer from April 2002 until April 2003. For more than the past five years, Mr. Zell has served as Chairman of the Board of Anixter International, Inc., a global distributor of electrical and cable systems; as Chairman of the Board of Equity Lifestyle Properties, Inc. (previously known as of Manufactured Home Communities, Inc.), an equity REIT primarily engaged in the ownership and operation of manufactured home resort communities; as Chairman of the Board of Trustees of Equity Residential Properties Trust, an equity REIT that owns and operates multi-family residential properties and as Chairman of the Board of Capital Trust, Inc., a specialized finance company. Mr. Zell is 64 years old.
     In addition to Mr. Orlando, who is also a director, the following individuals serve as our current executive officers:
     Craig D. Abolt has served as our Senior Vice President and Chief Financial Officer since October 2004. He has served as a director and Senior Vice President and Chief Financial Officer of Covanta Energy since June 2004. Prior to joining Covanta Energy, Mr. Abolt served as chief financial officer of DIRECTV Latin America, a majority-owned subsidiary of Hughes Electronics Corporation, from June 2001 until May 2004. From December 1991 until June 2001, he was employed by Walt Disney Company in several executive finance positions. Mr. Abolt is 45 years old.
     Timothy J. Simpson has served as our Senior Vice President, General Counsel and Secretary since October 2004. Since March 2004 he has served as Senior Vice President, General Counsel and Secretary of Covanta Energy. From June 2001 to March 2004, Mr. Simpson served as Vice President, Associate General Counsel and Assistant Secretary of Covanta Energy. Previously, he served as Senior Vice President, Associate General Counsel and Assistant Secretary of Covanta Energy Group, Inc. Mr. Simpson joined Covanta Energy in 1992. Mr. Simpson is 47 years old.
     Thomas E. Bucks has served as our Vice President and Chief Accounting Officer since April 2005. Mr. Bucks served as Covanta Energy’s Controller from February 2005 to April 2005. Prior to joining us, Mr. Bucks served as Senior Vice President — Controller of Centennial Communications Corp., a leading provider of regional wireless and integrated communications services in the United States and the Caribbean, from March 1995 through February 2005, where he was the principal accounting officer and was responsible for accounting operations and external financial reporting. Mr. Bucks is 49 years old.
     John M. Klett was named Senior Vice President, Operations, of Covanta Energy in March 2003. Prior thereto he served as Executive Vice President of Covanta Waste to Energy, Inc. for more than five years. Mr. Klett joined Covanta Energy in 1986. Mr. Klett has been in the waste-to-energy business since 1977. He has been in the power business since 1965. Mr. Klett is 59 years old.
     Messrs. Orlando, Klett and Simpson were officers of Covanta Energy when it filed for bankruptcy and have continued as officers of Covanta Energy after its emergence from bankruptcy and confirmation of its plan of reorganization. Covanta Energy’s Chapter 11 proceedings commenced on April 1, 2002. Covanta Energy and most of its domestic subsidiaries filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York. All of the bankruptcy cases were jointly administered under the caption “In re Ogden New York Services, Inc., et al., Case Nos. 02-40826 (CB), et al.” On March 5, 2004, the Bankruptcy Court entered an order confirming the our plan of reorganization and plan for liquidation for subsidiaries involved in non-core businesses and on March 10, 2004, both plans were effected.
     Mr. Abolt served as the Chief Financial Officer of DirectTV Latin America, LLC, referred to as “DLA” in this prospectus, when it filed for bankruptcy in March 2003 and after its emergence from bankruptcy and confirmation of its plan of reorganization in February 2004. DLA filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code on March 18, 2003 in the United States Bankruptcy Court for the District of Delaware, which entered an order confirming DLA’s plan of reorganization on February 13, 2004, and the plan became effective on February 24, 2004.
     There is no family relationship between any of our directors and any other director or any executive officer of ours.
BOARD STRUCTURE AND COMPENSATION
     Our Board of Directors is currently comprised of ten members. Following the retirement of Joseph P. Sullivan from our Board in December 2005, the Board passed a resolution to reduce the number of directors on the Board from eleven to ten. The Board has determined that each of David Barse, Ronald J. Broglio, Peter C.B. Bynoe, Richard L. Huber, William Pate, Robert S. Silberman, Jean Smith and Clayton Yeutter are independent under applicable New York Stock Exchange listing standards.
Audit Committee
     The current members of the Audit Committee of our Board of Directors are Mr. Huber (Chair), Ms. Smith and Mr. Pate. Each of the members of the Audit Committee is an independent director under applicable NYSE listing standards and applicable SEC rules and regulations. The Board has determined that Mr. Huber qualifies as an “audit committee financial expert” under applicable SEC rules.
Compensation of the Board
     As approved by the stockholders at the October 5, 2004 annual meeting, on an annual basis, at the annual meeting of stockholders at which directors are elected, each non-employee director received options to acquire 13,334 shares of common stock at a price equal to the fair market value of a share of our common stock on the date of grant and was awarded 1,500 shares of restricted stock, which restricted shares will vest ratably over three years from the date of grant. Mr. Barse waived his right to receive such grants of options and restricted stock for 2005. Non-employee directors will receive an annual fee of $30,000. The chairman of the Board receives an additional annual fee of $10,000. In addition, the chair of the Audit Committee will receive an additional annual fee of $7,500 for such service and the chair of each of the other committees of the Board, including without limitation, the Compensation Committee, the Nominating and Governance Committee and the Public Policy Committee, will be entitled to receive an additional annual fee of $5,000 for such service. Non-employee directors will be entitled to receive a meeting fee of $2,000 for each Audit Committee meeting and $1,500 for each other committee meeting they attend. Directors who are appointed at a date other than the annual meeting of stockholders, will be entitled to receive a pro rata portion of the annual compensation.
EQUITY COMPENSATION PLANS
     The following table sets forth information as of December 31, 2005, regarding the number of securities which could be issued upon the exercise of outstanding options, the weighted average exercise price of those options in the 1995 Stock and Incentive Plan, the Equity Award Plan for Employees and Officers, referred to as the “Employees Plan” in this prospectus, and our Equity Award Plan for Directors, referred to as the “Directors Plan” in this prospectus, and the number of securities then remaining for future issuance under the Employees Plan and Directors Plan. Upon adoption of the Employees and Directors Plans in October 2004, we terminated any future issuances under the 1995 Stock Incentive Plan. We do not have any equity compensation plans that have not been approved by its security holders.

Number of Securities
	Number of		Remaining Available for
	Securities to		Future Issuance Under
	be Issued upon	Weighted Average	Equity Compensation
	Exercise of	Exercise Price of	Plans
	Outstanding Options,	Outstanding Options,	(Excluding Securities
Plan Category	Warrants and Rights	Warrants and Rights	Reflected in Column A)
	(A)	(B)	(C)
Equity Compensation Plans Approved By Security Holders
	1,243,208	$7.41	4,756,792	(1)
Equity Compensation Plans Not Approved By Security Holders	N/A	N/A	N/A

Total	1,243,208	$7.41	4,756,792

(1)	Of the 4,756,792 shares that remain available for future issuance, 3,355,545 are currently reserved for issuance under our equity compensation plans.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
     The following tables set forth information, as of March 3, 2006, concerning:
•	beneficial ownership of our common stock by (1) SZ Investments, together with Fund 05-07, and EGI, (2) Third Avenue and (3) Laminar, which are the only beneficial owners of 5% or more of our common stock; and

•	beneficial ownership of our common stock by (1) all of our current directors, (2) those executive officers named in the Summary Compensation Table included in this prospectus and (3) all of the current directors and executive officers of ours together as a group.
     The number of shares beneficially owned by each entity, person, current director, director nominee or named executive officer is determined under the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has the right to acquire within 60 days after the date of this table, through the exercise of any stock option or other right. Unless otherwise indicated, each person has sole investment and voting power, or shares such powers with his or her spouse or dependent children within his or her household, with respect to the shares set forth in the following table. Unless otherwise indicated, the address for all current executive officers and directors is c/o Covanta Holding Corporation, 40 Lane Road, Fairfield, New Jersey 07004.
Equity Ownership of Certain Beneficial Owners

	Number of Shares	Approximate
Name and Address of Beneficial Owner (1)	Beneficially Owned	Percent of Class
SZ Investments LLC (2) Two North Riverside Plaza Chicago, Illinois 60606	23,176,282	15.78%

Third Avenue Management LLC (3) 622 Third Avenue, 32nd Floor New York, New York 10017	8,816,889 (4)	6.00%

D. E. Shaw Laminar Portfolios, L.L.C. (5) 120 West Forty-Fifth Street Floor 39, Tower 45 New York, New York 10036	27,127,505	18.46%

(1)	In accordance with provisions of our certificate of incorporation, all certificates representing shares of common stock beneficially owned by holders of 5% or more of the common stock are owned of record by us, as escrow agent, and are physically held by us in that capacity.

(2)	This includes the shares owned as follows: (a) 19,500,900 shares that SZ Investments beneficially owns with shared voting and dispositive power, (b) 3,430,448 shares that Fund 05-07 beneficially owns with shared voting and dispositive power, and (c) 244,934 shares that EGI beneficially owns with shared voting and dispositive power.

SZ Investments is the managing member of Fund 05-07. SZ Investments, Fund 05-07 and EGI are each indirectly controlled by various trusts established for the benefit of Samuel Zell and members of his family, the trustee of each of which is Chai Trust Company, L.L.C., referred to as “Chai Trust” in this prospectus. Chai Trust has shared voting and dispositive power as to all such shares beneficially owned by SZ Investments, Fund 05-07 and EGI. Mr. Zell is not a director or officer of Chai Trust and thus disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.

Each of Mr. Zell and William C. Pate is an executive officer of EGI, Fund 05-07 and SZ Investments. One of the executive officers of SZ Investments, Fund 05-07 and EGI is also the President of Chai Trust. Mr. Zell was elected as our Chairman of the Board in September 2005 and he also previously served as a director from 1999 to 2004 and as our Chairman of the Board from July 2002 to October 2004, when he did not stand for re-election. In addition, Mr. Zell was our President and Chief Executive Officer from July 2002 until his resignation as of April 27, 2004. Mr. Pate served as our Chairman of the Board of Directors from October 2004 through September 2005 and has been a director since 1999. The addresses of each of Fund 05-07 and EGI are as set forth in the table above for SZ Investments.

(3)	Third Avenue, a registered investment advisor under Section 203 of the Investment Advisors Act of 1940, as amended, invests funds on a discretionary basis on behalf of investment companies registered under the Investment Company Act of 1940, as amended, and on behalf of individually managed separate accounts. David M. Barse has served as one of our directors since 1996 and was our President and Chief Operating Officer from July 1996 until July 2002. Since February 1998, Mr. Barse has served as President, and since June 2003, Chief Executive Officer of Third Avenue. Mr. Barse is also the Chief Executive Officer of Third Avenue.

(4)	The shares beneficially owned by Third Avenue are held by Third Avenue Value Fund Series of the Third Avenue Trust. These shares do not include the following shares held by each of Martin Whitman and Mr. Barse: (a) 2,437,954 shares beneficially owned by Mr. Whitman (including 323,517 shares owned by Mr. Whitman’s wife and 619,130 shares beneficially owned by a private investment company of which Mr. Whitman is the principal shareholder), and (b) 621,502 shares beneficially owned by Mr. Barse (including shares underlying currently exercisable options to purchase an aggregate of 138,425 shares of common stock at exercise prices ranging from $5.31 to $7.06 per share).

(5)	Laminar shares voting and dispositive power with D. E. Shaw & Co., L.P., referred to as “Shaw LP” in this prospectus, D. E. Shaw & Co., L.L.C., referred to as “Shaw LLC” in this prospectus, and David Shaw. Each of Shaw LP, Shaw LLC and Mr. Shaw disclaims beneficial ownership of such 27,127,505 shares beneficially owned by Laminar.
Equity Ownership of Management

	Number of Shares		Approximate
Name	Beneficially Owned (1)		Percent of Class
Craig D. Abolt	90,615	(2)	*
David M. Barse	9,438,391	(3)	6.42%
Ronald J. Broglio	29,668	(4)	*
Thomas E. Bucks	6,000		*
Peter C. B. Bynoe	43,018	(5)	*
Richard L. Huber	191,184	(6)	*
John M. Klett	63,666	(7)	*
Anthony J. Orlando	203,257	(2)	*
William C. Pate	373,395	(8)	*
Robert Silberman	49,430	(9)	*
Timothy J. Simpson	72,472	(2)	*
Jean Smith	41,369	(10)	*
Clayton Yeutter	126,016	(11)	*
Samuel Zell Two North Riverside Plaza Chicago, Illinois 60606	23,203,200	(12)	15.79%

All Officers and Directors as a group (14 persons)	33,958,349	(13)	23.05%

*	Percentage of shares beneficially owned does not exceed 1% of the outstanding common stock.

(1)	In accordance with provisions of our certificate of incorporation, all certificates representing shares of common stock beneficially owned by holders of 5% or more of the common stock are owned of record by us, as escrow agent, and are physically held by us in that capacity.

(2)	Includes restricted stock awarded pursuant to the terms and conditions of the employment agreements as described under “Executive Compensation – Employment Arrangements” of this prospectus. Messrs. Orlando, Abolt and Simpson received 49,656, 20,690 and 17,242 shares of our restricted stock, respectively, under such employment agreements. The restricted stock vests, subject to forfeiture and meeting certain performance-based metrics of Covanta Energy as approved by the Board, under their respective employment agreements in equal installments over three years, with the first 1/3 having vested on February 28, 2005. Also includes restricted stock awarded to Messrs. Orlando, Abolt and Simpson pursuant to the Employees Plan on July 7, 2005, in the amounts of 48,000, 22,000 and 19,200 shares of our restricted stock, respectively. Also includes shares underlying currently exercisable options held by Messrs. Orlando, Abolt and Simpson to purchase 53,208, 14,875 and 13,105, shares of common stock respectively, at an exercise price of $7.43 per share.

(3)	Includes 8,816,889 shares beneficially owned by Third Avenue, which is affiliated with Mr. Barse. Mr. Barse disclaims beneficial ownership of these shares. Also includes shares underlying currently exercisable options to purchase 50,000 shares of common stock at an exercise price of $5.69, shares underlying currently exercisable options to purchase 50,000 shares of common stock at an exercise price of $7.06 and shares underlying currently exercisable options to purchase 38,425 shares of common stock at an exercise price of $5.31 per share.

(4)	Includes shares underlying currently exercisable options to purchase 13,334 shares of common stock at an exercise price of $7.43 per share and shares underlying currently exercisable options to purchase 13,334 shares of common stock at an exercise price of $12.90 per share.

(5)	Includes shares underlying currently exercisable options to purchase 13,334 shares of common stock at an exercise price of $12.90 per share.

(6)	Includes shares underlying currently exercisable options to purchase 26,667 shares of common stock at an exercise price of $4.26 per share and shares underlying currently exercisable options to purchase 13,334 shares of common stock at an exercise price of $12.90 per share.

(7)	Includes shares underlying currently exercisable options to purchase 11,746 shares of common stock at an exercise price of $7.43 per share.

(8)	Includes shares underlying currently exercisable options to purchase 13,334 shares of common stock at an exercise price of $7.43 per share and shares underlying currently exercisable options to purchase 13,334 shares of common stock at an exercise price of $12.90 per share.

(9)	Includes shares underlying currently exercisable options to purchase 11,111 shares of common stock at an exercise price of $7.85 per share and shares underlying currently exercisable options to purchase 13,334 shares of common stock at an exercise price of $12.90 per share.

(10)	Includes shares underlying currently exercisable options to purchase 13,334 shares of common stock at an exercise price of $12.90 per share.

(11)	Includes shares underlying currently exercisable options to purchase 13,334 shares of common stock at an exercise price of $4.26 per share and shares underlying currently exercisable options to purchase 13,334 shares of common stock at an exercise price of $12.90 per share.

(12)	Includes shares underlying currently exercisable options to purchase 13,334 shares of common stock at an exercise price of $12.90 per share. Mr. Zell disclaims beneficial ownership as to (a) 19,500,900 shares beneficially owned by SZ Investments, (b) 3,430,448 shares beneficially owned by Fund 05-07, and (c) 244,934 shares beneficially owned by EGI. SZ Investments, Fund 05-07 and EGI are each indirectly controlled by various trusts established for the benefit of Mr. Zell and members of his family, the trustee of each of which is Chai Trust. Mr. Zell is not a director or officer of Chai Trust and thus disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein. Also, Mr. Zell disclaims beneficial ownership as to 25,418 shares beneficially owned by the Helen Zell Revocable Trust, the trustee of which is Helen Zell, Mr. Zell’s spouse, as to which shares Mr. Zell disclaims beneficial ownership, except to the extent of his pecuniary interest therein.

(13)	Includes shares underlying currently exercisable options to purchase 415,811 shares of common stock that our directors and executive officers have the right to acquire within 60 days of the date of this table.
EXECUTIVE COMPENSATION
     The following table sets forth information concerning the annual and long-term compensation for services in all capacities to us or our subsidiary companies or their predecessors for 2003 through 2005 of (a) our Chief Executive Officer who served during 2005, and (b) the four most highly compensated executive officers, other than the Chief Executive Officer, employed by us as of December 31, 2005, whose total annual salary and bonus exceeded $100,000, referred to as the “Named Executive Officers” in this prospectus:
Summary Compensation Table

					Long-Term Compensation
		Annual Compensation			Awards
				Other	Restricted	Securities
				Annual	Stock	Underlying	All Other
Name and Principal Position	Year	Salary	Bonus (5)	Compensation	Awards (6)	Options	Compensation (7)
Anthony J. Orlando	2005	$425,000	$506,000	$0	$600,000	0	$77,107
President and Chief	2004	$380,769	$393,750	$0	$360,000	0	$79,837
Executive Officer (October 5, 2004 - Present) (1)(2)

Craig D. Abolt	2005	$344,500	$275,000	$0	$275,000	0	$27,021
Senior Vice	2004	$206,250	$75,000	$0	$150,000	0	$199,633
President and Chief Financial Officer (1)(3)

John M. Klett	2005	$287,391	$235,000	$0	$250,000	0	$20,547
Senior Vice President, Operations, of Covanta Energy

Timothy J. Simpson	2005	$255,000	$200,000	$0	$240,000	0	$15,807
Senior Vice	2004	$240,180	$150,000	$0	$125,000	0	$38,058
President, General Counsel and Secretary (1)(4)

Thomas E. Bucks	2005	$166,923	$0	$0	$75,000	0	$0
Senior Vice President and Chief Accounting Officer

(1)	The compensation included in the table above for Messrs. Orlando, Abolt and Simpson includes compensation for their services to both us and Covanta Energy as they are compensated for their services as an officer of both us and Covanta Energy under the employment agreements they each entered into on October 5, 2004 with both us and Covanta Energy. Under the employment agreements entered into and dated October 5, 2005, Messrs. Orlando, Abolt and Simpson initial base annual salaries are $400,000, $325,000 and $240,180, respectively. Mr. Orlando’s prior employment agreement with Covanta Energy entitled him to a base annual salary of $375,000, which contract was rejected by Covanta Energy in March 2004 pursuant to Covanta Energy’s emergence from Chapter 11. Messrs. Abolt and Simpson did not have prior employment agreements with Covanta Energy.

(2)	$290,000 of Mr. Orlando’s salary was paid by Covanta Energy prior to his appointment on October 5, 2004 as an officer of both us and Covanta Energy.

(3)	$132,500 of Mr. Abolt’s salary was paid by Covanta Energy prior to his appointment on October 5, 2004 as an officer of both us and Covanta Energy.

(4)	$185,678 of Mr. Simpson’s salary was paid by Covanta Energy prior to his appointment on October 5, 2004 as an officer of both us and Covanta Energy.

(5)	The amounts shown represent the full amount of the annual bonuses attributable to each year, which were generally paid in the first fiscal quarter of the following year.

(6)	Reflects the value of the restricted stock awarded pursuant to the terms and conditions of the employment agreements described below under “Employment Arrangements” on the date of grant.

Messrs. Orlando, Abolt and Simpson received 49,656, 20,690 and 17,242 shares of restricted common stock of us, respectively, under such employment agreements. The restricted stock vests, subject to forfeiture and meeting certain performance-based metrics of Covanta Energy as approved by the Board of Directors, under their respective employment agreements in equal installments over three years, with the first 1/3 having vested on February 28, 2005.

(7)	Includes for the fiscal year ending December 31, 2004: (a) contributions in the amount of $8,200 credited to the account balances of each of Messrs. Orlando and Simpson under our 401(k) Savings Plan; (b) a cash payment to Messrs. Orlando and Simpson in the amount of $16,971 and $6,858, respectively, representing the excess of the contribution that could have been made to each such individual’s Covanta 401(k) Savings Plan account pursuant to the formula applicable to all employees over the maximum contribution to such plan permitted by the Internal Revenue Code of 1976, as amended; (c) a cash payment to Messrs. Orlando and Simpson in the amount of $54,667 and $23,000, respectively, representing retention bonuses paid by Covanta Energy during 2004; (d) payments and reimbursements for relocation expenses of Mr. Abolt.

Includes for the fiscal year ending December 31, 2005: (a) contributions in the amount of $8,400 credited to the account balances of each of Messrs. Orlando, Abolt, Klett and Simpson and $6,154 credited to the account balance of Mr. Bucks under our 401(k) Savings Plan; (b) a cash payment to each of Messrs. Orlando, Klett and Simpson in the amount of $22,781, $12,147 and $7,407, respectively, representing the excess of the contribution that could have been made to each such individual’s Covanta Energy 401(k) Savings Plan account pursuant to the formula applicable to all employees over the maximum contribution to such plan permitted by the Internal Revenue Code of 1976, as amended; and (c) a one-time cash bonus payment to Messrs. Orlando, Abolt, Klett and Simpson in the amount of $45,926.47, $18,621.38, $17,252.80 and $15,376.16, respectively, in connection with the ARC Holdings acquisition.
Option/SAR Grants in Last Fiscal Year
     The stock options granted to our Named Executive Officers in 2005 are as follows:

		% of Total
	Number of	Options/SARs			Potential Realizable Value at
	Securities	Granted to			Assumed Annual Rates of
	Underlying	Exercise			Stock Price Appreciation or
	Options/SARs	Employees in	Price Per	Expiration	Option Term
Name	Granted	2005	Share	Date	5%	10%
Anthony J. Orlando	0	0%	—	—	—	—
Craig D. Abolt	0	0%	—	—	—	—
John M. Klett	0	0%	—	—	—	—
Timothy J. Simpson	0	0%	—	—	—	—
Thomas E. Bucks	0	0%	—	—	—	—
Aggregated Option Exercises In Last Fiscal Year and Fiscal Year-End Option Values
     The following table sets forth the number of securities underlying unexercised options held by each of the Named Executive Officers and the value of such options at the end of fiscal 2005:

			Number of Securities	Value of Unexercised
			Underlying Unexercised	In-the-Money
	Shares Acquired	Value	Options at Fiscal Year End	Options at Fiscal Year End
Name	on Exercise	Realized	Exercisable/Unexercisable	Exercisable/Unexercisable
Anthony J. Orlando	13,458	$106,991	53,208 / 133,334	$405,977/ $1,017,338
Craig D. Abolt	13,458	$106,991	14,875 / 56,667	$113,496 / $432,369
John M. Klett	13,254	$104,309	11,746 / 50,000	$89,622 / $381,500
Timothy J. Simpson	11,895	$94,565	13,105 / 50,000	$99,991 / $381,500
Thomas E. Bucks	0	—	0 / 0	0 / 0

Covanta Energy Pension Plan
     Messrs. Orlando, Abolt, Klett and Simpson participate in the Covanta Energy Pension Plan, a tax-qualified defined benefit plan of Covanta Energy subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. Under the Covanta Energy Pension Plan each participant who meets the plan’s vesting requirements will be provided with an annual benefit at or after age 65 equal to 1.5% of the participant’s average compensation during the five consecutive calendar years of employment out of the ten consecutive calendar years immediately preceding his retirement date or termination date during which such average is the highest, multiplied by his total years of service earned prior to January 1, 2002. For years of service earned after December 31, 2001, the benefit formula has been reduced to coordinate with Social Security. The reduced benefit is equal to 0.95% of the participant’s average compensation up to the 35-year average of the Social Security wage base in effect during the 35-year period ending on the last day of the calendar year in which the participant’s Social Security Normal Retirement age is reached, plus 1.5% of the participant’s average compensation in excess of the 35-year average for each year of service earned after December 31, 2001 not to exceed 35 years of service. For each year of service exceeding 35 years earned after December 31, 2001, an additional benefit of 0.95% of Final Average Compensation will be provided. Compensation includes salary and other compensation received during the year and deferred income earned, but does not include imputed income, severance pay, special discretionary cash payments or other non-cash compensation. The relationship of the covered compensation to the annual compensation shown in the Summary Compensation Table would be the Salary and Bonus columns and car allowance. A plan participant who is at least age 55 and who retires after completion of at least five years of employment receives a benefit equal to the amount he would have received if he had retired at age 65, reduced by an amount equal to 0.5% of the benefit multiplied by the number of months between the date the participant commences receiving benefits and the date he would have commenced to received benefits if he had not retired prior to age 65.
     Messrs. Orlando, Abolt, Klett and Simpson also participate in Covanta Energy’s Supplemental Benefit Plan, a deferred compensation plan that is not qualified for federal income tax purposes. Covanta Energy’s Supplemental Benefit Plan provides that, in the event that the annual retirement benefit of any participant in the Covanta Energy Pension Plan, determined pursuant to such plan’s benefit formula, cannot be paid because of certain limits on annual benefits and contributions imposed by the Internal Revenue Code, the amount by which such benefit must be reduced represent an unfunded liability and will be paid to the participant from the general assets of the Company.
     The following table shows the estimated annual retirement benefits payable in the form of a life annuity at age 65 under the Covanta Energy Pension Plan and Covanta Energy’s Supplemental Benefit Plan. Mr. Orlando has 18.7 years, Mr. Abolt has 1.6 years, Mr. Klett has 19.8 years and Mr. Simpson has 13.4 years of credited service under the Covanta Energy Pension Plan as of December 31, 2005 and had annual average earnings for the last five years of $660,838, $450,375, $378,256 and $376,490, respectively. Mr. Abolt’s earnings were averaged over two years of service. The table below shows the estimated annual retirement benefits payable at age 65. Effective January 1, 2002 the Covanta Energy Pension Plan was amended to: (a) coordinate benefits with Social Security and (b) change the normal form of payment from a ten-year certain and continuous annuity to a single life annuity. Because each individual’s 35-year average of the Social Security wage base is different and because the January 1, 2002 plan changes apply only to service after 2001, the annual benefit illustrated is at the pre-coordination level (1.5%) on a single life annuity basis for all years of service. The annual benefit illustrated will not be materially impacted by the integration with the 35-year average of the social security wage base and the form of benefit change, as one will slightly decrease the annual benefit, and the other will slightly increase the annual benefit, resulting in no material impact. Since Mr. Abolt’s service with the company is all post-2001 service, the table of benefits overstates his pension benefit by approximately 6%.

COVANTA ENERGY PENSION PLAN
PROJECTED BENEFITS BASED ON SALARY AND SERVICE

Average Annual
Earnings in Highest 5
Consecutive Years
Out of 10 Consecutive
Years Preceding Retirement	Estimated Annual Retirement Benefits Based on Years of Service
	5	10	15	20	25	30	35
$300,000	$22,500	$45,000	$67,500	$90,000	112,500	135,000	157,500
320,000	24,000	48,000	72,000	96,000	120,000	144,000	168,000
340,000	25,500	51,000	76,500	102,000	127,500	153,000	178,500
360,000	27,000	54,000	81,000	108,000	135,000	162,000	189,000
380,000	28,500	57,000	85,500	114,000	142,500	171,000	199,500
400,000	30,000	60,000	90,000	120,000	150,000	180,000	210,000
420,000	31,500	63,000	94,500	126,000	157,500	189,000	220,500
440,000	33,000	66,000	99,000	132,000	165,000	198,000	231,000
460,000	34,500	69,000	103,500	138,000	172,500	207,000	241,500
480,000	36,000	72,000	108,000	144,000	180,000	216,000	252,000
500,000	37,500	75,000	112,500	150,000	187,500	225,000	262,500
520,000	39,000	78,000	117,000	156,000	195,000	234,000	273,000
540,000	40,500	81,000	121,500	162,000	202,500	243,000	283,500
560,000	42,000	84,000	126,000	168,000	210,000	252,000	294,000
580,000	43,500	87,000	130,500	174,000	217,500	261,000	304,500
600,000	45,000	90,000	135,000	180,000	225,000	270,000	315,000
620,000	46,500	93,000	139,500	186,000	232,500	279,000	325,500
640,000	48,000	96,000	144,000	192,000	240,000	288,000	336,000
660,000	49,500	99,000	148,500	198,000	247,500	297,000	346,500
680,000	51,000	102,000	153,000	204,000	255,000	306,000	357,000
700,000	52,500	105,000	157,500	210,000	262,500	315,000	367,500
720,000	54,000	108,000	162,000	216,000	270,000	324,000	378,000
740,000	55,500	111,000	166,500	222,000	277,500	333,000	388,500
760,000	57,000	114,000	171,000	228,000	285,000	342,000	399,000
780,000	58,500	117,000	175,500	234,000	292,500	351,000	409,500
800,000	60,000	120,000	180,000	240,000	300,000	360,000	420,000
     Effective January 1, 2006, both the Covanta Energy Pension Plan and Covanta Energy’s Supplemental Benefit Plan were amended to be frozen for future benefit accruals. No additional credited service will be earned after December 31, 2005; however, future pay increases will be reflected in the pension calculations.
Employment Arrangements
     Anthony J. Orlando was named our President and Chief Executive Officer effective October 5, 2004. Other than the employment agreement and compensation matters described below, Mr. Orlando has not engaged in any reportable transactions with us or any of our subsidiaries during our last fiscal year, and he is not a party to any currently proposed transactions with us. Mr. Orlando does not have any family relationship with any other executive officer or director of ours.
     Mr. Orlando continues to serve as the President and Chief Executive Officer of Covanta Energy, a position he has held since November 2003.
     We and Covanta Energy entered into a five-year employment agreement with Mr. Orlando, commencing October 5, 2004. Pursuant to his employment agreement, Mr. Orlando is entitled to an initial base salary of $400,000 per year and an annual target bonus of 80% of his base salary, depending upon Covanta Energy’s achievement of certain financial targets and other criteria approved by our Board of Directors. Mr. Orlando also received a grant of 49,656 shares of restricted stock, valued at $360,000 at the date of grant, and options to purchase 200,000 shares of our common stock at a price of $7.43 per share pursuant to the Employees Plan. The restricted stock vests in equal installments over three years, with 50% of such shares vesting in three equal annual installments commencing February 28, 2005, so long as Mr. Orlando is employed us, and 50% vesting in accordance with Covanta Energy’s achievement of certain operating cash flow or other performance-based metrics of Covanta Energy as approved by the Board of Directors, commencing February 28, 2005. The options vest over three years in equal installments, commencing February 28, 2006, and were subsequently accelerated to begin vesting on March 21, 2005 with the remaining tranches continuing to vest on February 28, 2007 and February 28, 2008. Mr. Orlando’s employment is subject to non-compete, non-solicitation and confidentiality provisions as set forth in the employment agreement. In the event that Mr. Orlando is terminated for any reason other than for “cause,” he shall be entitled to payment of his average annual compensation, consisting of his then current annual base salary plus his average annual target bonus, for (a) 36 months if such termination occurs in the first three years of his employment contract, or (b) 24 months if such termination occurs in the last two years of his employment contract. Upon termination other than for “cause,” Mr. Orlando shall forfeit all rights and interests to any unvested equity awards, except for those equity awards that would otherwise vest within three months of the date of his termination. The employment agreement also provides for the acceleration of the vesting of the equity awards in the event of a change in control of us or Covanta Energy.
     Craig D. Abolt was named as the Senior Vice President and Chief Financial Officer of ours effective October 5, 2004. Other than the employment agreement and compensation matters described below, Mr. Abolt has not engaged in any reportable transactions with us or any of our subsidiaries during our last fiscal year, and he is not a party to any currently proposed transactions with us. Mr. Abolt does not have any family relationship with any other executive officer or director of ours.
     Mr. Abolt continues to serve as the Senior Vice President and Chief Financial Officer of Covanta Energy, a position he has held since June 2004.
     We and Covanta Energy entered into a five-year employment agreement with Mr. Abolt, commencing October 5, 2004. Pursuant to his employment agreement, Mr. Abolt is entitled to an initial base salary of $325,000 per year and an annual target bonus of 55% of his base salary, depending upon Covanta Energy’s achievement of certain financial targets and other criteria approved by our Board of Directors. Mr. Abolt also received a grant of 20,690 shares of restricted stock, valued at $150,000 at the date of grant, and options to purchase 85,000 shares of our common stock at a price of $7.43 per share pursuant to the Employees Plan. The restricted stock vests in equal installments over three years, with 50% of such shares vesting in three equal annual installments commencing February 28, 2005, so long as Mr. Abolt is employed by us, and 50% vesting in accordance with Covanta Energy’s achievement of certain operating cash flow or other performance-based metrics of Covanta Energy as approved by the Board of Directors, commencing February 28, 2005. The options vest over three years in equal installments, commencing February 28, 2006 and were subsequently accelerated to begin vesting on March 21, 2005 with the remaining tranches continuing to vest on February 28, 2007 and February 28, 2008. Mr. Abolt’s employment is subject to non-compete, non-solicitation and confidentiality provisions as set forth in the employment agreement. In the event that Mr. Abolt is terminated for any reason other than for “cause,” he shall be entitled to payment of his average annual compensation, consisting of his then current annual base salary plus his average annual target bonus, for (a) 24 months if such termination occurs in the first two years of his employment contract, or (b) 18 months if such termination occurs in the last three years of his employment contract. Upon termination other than for “cause,” Mr. Abolt shall forfeit all rights and interests to any unvested equity awards, except for those equity awards that would otherwise vest within three months of the date of his termination. The employment agreement also provides for the acceleration of the vesting of the equity awards in the event of a change in control of us or Covanta Energy.
     Timothy J. Simpson has served as our Senior Vice President, General Counsel and Secretary since October 2004. Other than the employment agreement and compensation matters described below, Mr. Simpson has not engaged in any reportable transactions with us or our subsidiaries during our last fiscal year, and he is not a party to any currently proposed transactions with us. Mr. Simpson does not have any family relationship with any other executive officer or director of ours.
     Mr. Simpson continues to serve as the Senior Vice President, General Counsel and Secretary of Covanta Energy, a position he has held since March 2004.
     We and Covanta Energy entered into a five-year employment agreement with Mr. Simpson, commencing October 5, 2004. Pursuant to his employment agreement, Mr. Simpson is entitled to an initial base salary of $240,180 per year and an annual target bonus of 45% of his base salary, depending upon Covanta Energy’s achievement of certain financial targets and other criteria approved by our Board of Directors. Mr. Simpson also received a grant of 17,242 shares of restricted stock, valued at $125,000 at the date of grant, and options to purchase 75,000 shares of our common stock at a price of $7.43 per share pursuant to the Employees Plan. The restricted stock vests in equal installments over three years, with 50% of such shares vesting in equal annual installments commencing February 28, 2005, so long as Mr. Simpson is employed by us, and 50% vesting in accordance with Covanta Energy’s achievement of certain operating cash flow or other performance-based metrics of Covanta Energy as approved by the Board of Directors, commencing February 28, 2005. The options vest over three years in equal installments, commencing on February 28, 2006 and were subsequently accelerated to begin vesting on March 21, 2005 with the remaining tranches continuing to vest on February 28, 2007 and February 28, 2008. Mr. Simpson’s employment is subject to non-compete, non-solicitation and confidentiality provisions as set forth in the employment agreement. In the event that Mr. Simpson is terminated for any reason other than for “cause,” he shall be entitled to payment of his average annual compensation, consisting of his then current annual base salary plus his average annual target bonus, for (a) 24 months if such termination occurs in the first two years of his employment contract, or (b) 18 months if such termination occurs in the last three years of his employment contract. Upon termination other than for “cause,” Mr. Simpson shall forfeit all rights and interests to any unvested equity awards, except for those equity awards that would otherwise vest within three months of the date of his termination. The employment agreement also provides for the acceleration of the vesting of the equity awards in the event of a change in control of us or Covanta Energy.
     John M. Klett has served as Covanta Energy’s Senior Vice President, Operations, since March 2003. Prior thereto he served as Executive Vice President of Covanta Waste to Energy, Inc. for more than five years. Mr. Klett joined Covanta Energy in 1986. Other than the employment agreement and compensation matters described below, Mr. Klett has not engaged in any reportable transactions with us or our subsidiaries during our last fiscal year, and he is not a party to any currently proposed transactions with us. Mr. Klett does not have any family relationship with any other executive officer or director of ours.
     Covanta Energy entered into five-year employment agreements with Mr. Klett commencing October 5, 2004. Pursuant to his employment agreements, Mr. Klett is entitled to initial base salaries of $276,340 per year and an annual target bonus of 50% of his base salary, depending upon Covanta Energy’s achievement of certain financial targets and other criteria approved by our Board of Directors. Mr. Klett also received a grant of restricted stock, valued at the date of grant at $140,000 and options to purchase 75,000 shares of our common stock at a price of $7.43 per share pursuant to our Equity Award Plan for Employees and Officers. The restricted stock vests in equal installments over three years, with 50% of such shares vesting in three equal annual installments that commenced on February 28, 2005, so long as Mr. Klett is employed by Covanta Energy, and 50% vesting in accordance with Covanta Energy’s achievement of certain operating cash flow or other performance-based metrics of Covanta Energy as approved by the Board of Directors, as commenced on February 28, 2005. The options vest over three years in equal installments, which commenced on February 28, 2006. The employment of Mr. Klett is subject to non-compete, non-solicitation and confidentiality provisions as set forth in his employment agreement. In the event that Mr. Klett is terminated for any reason other than for “cause,” he shall be entitled to payment of his average annual compensation, consisting of his then current annual base salary plus his average annual target bonus, for (i) 24 months if such termination occurs in the first two years of his employment contract, or (ii) 18 months if such termination occurs in the last three years of their employment contract. Upon termination other than for “cause,” Mr. Klett shall forfeit all rights and interests to any unvested equity awards, except for those equity awards that would otherwise vest within three months of the date of his termination. The employment agreement also provides for the acceleration of the vesting of the equity awards in the event of a change in control of Covanta Energy.
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Employment Arrangements
     See the descriptions of our employment agreements with Anthony J. Orlando, Craig D. Abolt, John M. Klett and Timothy J. Simpson contained in “Executive Compensation — Employment Arrangements” above.
Related Party Agreements
     As part of the investment and purchase agreement dated as of December 2, 2003 pursuant to which we agreed to acquire Covanta Energy, we arranged for a new replacement letter of credit facility for Covanta Energy, secured by a second priority lien on Covanta Energy’s available domestic assets, consisting of commitments for the issuance of standby letters of credit in the aggregate amount of $118 million. This financing was provided by SZ Investments, Third Avenue and Laminar, a significant creditor of Covanta Energy and collectively, SZ Investments, Third Avenue and Laminar are referred to as the “Bridge Lenders” in this prospectus. This financing was refinanced on June 24, 2005 through a syndicate of lenders that did not include the Bridge Lenders. During the term of this financing and prior to its termination on June 24, 2005, Covanta Energy paid to the agent bank for this facility an upfront fee of $2.36 million and a commitment fee equal to 0.5% per annum of the daily calculation of available credit, an annual agency fee of $30,000 and, with respect to each issued letter of credit, an amount equal to 6.5% per annum of the daily amount available to be drawn under such letter of credit.
     Each of SZ Investments, Third Avenue Trust and Laminar, or an affiliate own over 5% of our common stock. Each of the Bridge Lenders is a selling stockholder in this prospectus. Samuel Zell, current Chairman and our former Chief Executive Officer, and William Pate, our former Chairman and a current director, are affiliated with SZ Investments. David Barse, a current director, is affiliated with Third Avenue.
     We obtained the financing for our acquisition of Covanta Energy pursuant to a note purchase agreement dated December 2, 2003, from the Bridge Lenders. Pursuant to the note purchase agreement, the Bridge Lenders provided us with $40 million of bridge financing in exchange for notes we issued. We repaid these notes with the proceeds from a rights offering of our common stock which was completed in June 2004 and in connection with the conversion of a portion of the note held by Laminar into 8.75 million shares of our common stock pursuant to the note purchase agreement. In consideration for the $40 million of bridge financing and the arrangement by the Bridge Lenders of the $118 million second lien credit facility and the arrangement by Laminar of a $10 million international revolving credit facility secured by Covanta Energy’s international assets, we issued to the Bridge Lenders an aggregate of 5,120,853 shares of our common stock during 2004, which are registered for resale in this prospectus. The second lien facility was terminated with the refinancing of its indebtedness in connection with the ARC Holdings acquisition.
     Pursuant to a registration rights agreement, dated as of December 2, 2003, we filed a registration statement at our expense with the SEC to register the shares of common stock issued to the Bridge Lenders under the note purchase agreement. The registration statement was declared effective on August 24, 2004. We have filed with the SEC a post-effective amendment to the registration statement that includes this prospectus.
     As part of our negotiations with Laminar and Laminar becoming a 5% stockholders of ours, pursuant to a letter agreement dated December 2, 2003, Laminar agreed to transfer restrictions on the shares of common stock that Laminar acquired pursuant to the note purchase agreement. Further, in accordance with the transfer restrictions contained in Article Fifth of our certificate of incorporation restricting the resale of our common stock by 5% stockholders, we have agreed with Laminar to provide it with limited rights to resell the common stock that it holds. As of March 10, 2006, Laminar was permitted to sell up to 20% of Covanta’s outstanding shares, or all of the shares of our common stock then held by it.
     Also in connection with the financing for the acquisition of Covanta Energy, we agreed to pay up to $0.9 million in the aggregate to the Bridge Lenders as reimbursement for expenses incurred by them in connection with the note purchase agreement.
     The note purchase agreement and other transactions associated with the Covanta Energy acquisition involving SZ Investments, Third Avenue and Laminar were negotiated, reviewed and approved by a special committee of our Board of Directors composed solely of disinterested directors and advised by independent legal and financial advisors.
     On January 31, 2005, we entered into a stock purchase agreement with ARC Holdings, and ARC Holdings’ stockholders to purchase the issued and outstanding shares of ARC Holdings capital stock. Under the terms of the stock purchase agreement, we paid approximately $747 million, including transaction costs, for the stock of ARC Holdings and the assumption of the consolidated net debt of ARC Holdings, which was approximately $1.3 billion ($1.5 billion of consolidated indebtedness net of $0.2 billion of cash and restricted cash), resulting in an enterprise value of approximately $2 billion for ARC Holdings. The transaction was completed on June 24, 2005 and ARC Holdings is now a wholly-owned subsidiary of Covanta Energy.
     We financed the purchase of ARC Holdings through a combination of debt and equity financing. The equity component of the financing consisted of an approximate $400 million offering of rights to purchase our common stock to all of our existing stockholders. In the ARC Holdings Rights Offering, our existing stockholders were issued rights to purchase our stock on a pro rata basis, with each holder entitled to purchase 0.9 shares of our common stock at an exercise price of $6.00 per full share for each share of our common stock then held.
     SZ Investments (and its affiliate Fund 05-07), Third Avenue and Laminar, then representing ownership of approximately 40% of our outstanding common stock, each separately committed to participate in the ARC Holdings Rights Offering and acquire their respective pro rata portion of the shares. As consideration for their commitments, we paid each of these stockholders an amount in cash equal to 1.75% of their respective equity commitments which in the aggregate was $2.8 million. We agreed to amend the existing registration rights agreement to provide these stockholders with the right to demand that we undertake an underwritten offering within twelve months of the closing of the acquisition of ARC Holdings in order to provide such stockholders with liquidity. The equity commitments and related agreements involving SZ Investments, Third Avenue and Laminar were negotiated, reviewed and approved by a special committee of our Board of Directors composed solely of disinterested directors and advised by independent legal and financial advisors.
     As part of the Covanta Energy acquisition, we agreed to and conducted an offering for up to 3.0 million shares of our common stock at a purchase price of $1.53 per share, referred to in this prospectus as the “9.25% Offering.” The 9.25% Offering was made solely to those holders of Covanta Energy’s 9.25% Debentures (which had been issued prior to its bankruptcy) who had voted in favor of Covanta Energy’s second reorganization plan on January 12, 2004 or were otherwise authorized to participate by the bankruptcy court. Laminar held a portion of such debentures and was entitled to participate in the 9.25% Offering. On January 31, 2005, we entered into a letter agreement with Laminar pursuant to which we agreed that if the 9.25% Offering had not closed prior to the record date for the ARC Holdings rights offering, then we would revise the 9.25% Offering so that the holders that participated in the 9.25% Offering would be offered additional shares of our common stock at the same purchase price as in the ARC Holdings Rights Offering and in an amount equal to the number of shares of our common stock that such holders would have been entitled to purchase in the ARC Holdings Rights Offering if the 9.25% Offering was consummated on or prior to the record date for the ARC Holdings Rights Offering. Accordingly, we restructured our offering to offer up to an additional 2.7 million contingently issuable shares at $6.00 per share. The 9.25% Offering was completed on February 24, 2006 and Laminar exercised its rights to purchase a total of 633,380 shares.
     SZ Investments, a company affiliated with Samuel Zell, the former Chief Executive Officer and current Chairman of our Board of Directors, and William Pate, the former Chairman of our Board and a current director, was a holder through its affiliate, HYI Investments, L.L.C., referred to as “HYI” in this prospectus, of approximately 42% of the senior notes and payment-in-kind notes of ACL, a former unconsolidated subsidiary of ours. ACL emerged from Chapter 11 bankruptcy proceedings in 2004 with its plan of reorganization being confirmed without material condition as of December 30, 2004 and effective as of January 11, 2005. Pursuant to the terms of ACL’s plan of reorganization the notes held by HYI were converted into equity of ACL. The holders of ACL’s senior notes were among the class of grantors of the ACL warrants to subsidiaries of ours, which during October 2005 were exercised and our interest in ACL was liquidated.
     Following ACL’s emergence from bankruptcy, we sold our entire 50% interest in Vessel Leasing LLC to ACL for $2.5 million on January 13, 2005. The price and other terms and conditions of the sale were negotiated on an arm’s length-basis for us by a special committee of our Board of Directors composed solely of disinterested directors and advised by independent legal counsel.
     Clayton Yeutter, one of our current directors, is senior advisor to the law firm of Hogan & Hartson LLP. Hogan & Hartson has provided Covanta Energy with certain legal services for many years including 2005. This relationship preceded our acquisition of Covanta Energy and Mr. Yeutter did not direct or have any direct or indirect involvement in the procurement, provision, oversight or billing of such legal services and does not directly or indirectly benefit from those fees. Our Board has determined that such relationship does not interfere with Mr. Yeutter’s exercise of independent judgment as a director.
     As described in Note 5 – Equity in Net Income (Loss) from Unconsolidated Investments of the Notes to the Consolidated Financial Statements, Covanta Energy holds a 26% investment in Quezon Power, Inc. in the Philippines, referred to in this prospectus as “Quezon.” Covanta Energy and Quezon are both party to an agreement in which Covanta Energy assumed responsibility for the operation and maintenance of Quezon’s coal-fired electricity generation facility. For the fiscal years ended December 31, 2005 and 2004, Covanta Energy, subsequent to their acquisition by Covanta, collected $29.5 million and $34.7 million, respectively, for the operation and maintenance of the facility. As of December 31, 2005 the net amount due from Quezon was $0.1 million and as of December 31, 2004 the net amount due to Quezon related to the operation and maintenance of the facility was $3.8 million, which reflected advance payments made by Quezon.
USE OF PROCEEDS
     The selling stockholders are offering all of the shares of common stock covered by this prospectus. We will not receive any proceeds from the sale of the shares by the selling stockholders.
SELLING STOCKHOLDERS
     As more fully described in “Certain Relationships and Related Transactions – Related Party Agreements,” the selling stockholders are the Bridge Lenders who provided the $40.0 million of aggregate bridge financing for the Covanta Energy acquisition. We issued to the Bridge Lenders an aggregate of 5,120,853 shares of our common stock primarily in consideration for the $40.0 million of aggregate bridge financing. In addition, under the note purchase agreement and based upon the levels of public participation in the June 2004 rights offering, Laminar converted approximately $13.4 million of the notes to acquire an additional 8.75 million shares of our common stock at $1.53 per share.
     Pursuant to a registration rights agreement, dated as of December 2, 2003, we filed a registration statement, with the SEC, which was declared effective on August 24, 2004, to register the shares of common stock issued to or acquired by the Bridge Lenders under the note purchase agreement. These shares include the shares of our common stock issued in consideration of providing financing to us under the note purchase agreement and shares acquired in the recent rights offering relating to those shares, as well as the 8.75 million shares issued to Laminar pursuant to the note purchase agreement. In connection with these registration rights, we are required to use our commercially reasonable effort to keep the registration statement effective until all the shares covered by the registration statement have been sold. We have filed with the SEC a post-effective amendment to the registration statement that includes this prospectus. See “Certain Relationships and Related Transactions – Related Party Agreements” for a description of our transactions with the selling stockholders.
     The selling stockholders are not making any representation that any shares covered by the prospectus will be offered for sale. The selling stockholders reserve the right to accept or reject, in whole or in part, any proposed sale of shares. The following table sets forth the number of shares of our common stock owned by the selling stockholders as of March 3, 2006, and the number of shares of our common stock that will be owned assuming the sale of all the shares offered hereby.

	Number of
	Shares of			Number of	Percentage of
	Common	Percentage of	Number of	Shares of	Common Stock
	Stock	Common Stock	Shares of	common Stock	Beneficially
	Beneficially	Beneficially	Common Stock	Beneficially	Owned After
Name of Selling Stockholder (1)	Owned	Owned	Available for Sale	Owned After Sale	Sale

SZ Investments, L.L.C. (2) 2 N. Riverside Plaza Chicago, IL 60606	23,176,282	15.78%	2,240,372	20,935,910	14.25%

Third Avenue Management LLC (3) 622 Third Avenue, 32nd Floor New York, NY 10017	8,816,889 (4)	6.00%	2,240,372	6,576,517	4.48%

D. E. Shaw Laminar Portfolios, L.L.C. (5) 120 West Forty-Fifth Street Floor 39, Tower 45 New York, NY 10036	27,127,505	18.46%	13,230,747	13,896,758	9.46%

(1)	In accordance with provisions of our certificate of incorporation, all certificates representing shares of our common stock beneficially owned by holders of 5% or more of our common stock are owned of record by us, as escrow agent, and are physically held by us in that capacity.

(2)	This includes the shares owned as follows: (a) 19,500,900 shares that SZ Investments beneficially owns with shared voting and dispositive power, (b) 3,430,448 shares that Fund 05-07 beneficially owns with shared voting and dispositive power, and (c) 244,934 shares that EGI beneficially owns with shared voting and dispositive power.

SZ Investments is the managing member of Fund 05-07. SZ Investments, Fund 05-07 and EGI are each indirectly controlled by various trusts established for the benefit of Samuel Zell and members of his family, the trustee of each of which is Chai Trust Company, L.L.C., referred to as “Chai Trust” in this prospectus. Chai Trust has shared voting and dispositive power as to all such shares beneficially owned by SZ Investments, Fund 05-07 and EGI. Mr. Zell is not a director or officer of Chai Trust and thus disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.

Each of Messrs. Zell and William C. Pate is an executive officer of EGI, Fund 05-07 and SZ Investments. One of the executive officers of SZ Investments, Fund 05-07 and EGI is also the President of Chai Trust. Mr. Zell was elected as our Chairman of the Board in September 2005 and he also previously served as a director from 1999 to 2004 and as our Chairman of the Board from July 2002 to October 2004, when he did not stand for re-election. In addition, Mr. Zell was our President and Chief Executive Officer from July 2002 until his resignation as of April 27, 2004. Mr. Pate served as our Chairman of the Board of Directors from October 2004 through September 2005 and has been a director since 1999. The addresses of each of Fund 05-07 and EGI are as set forth in the table above for SZ Investments.

(3)	Third Avenue, a registered investment advisor under Section 203 of the Investment Advisors Act of 1940, as amended, invests funds on a discretionary basis on behalf of investment companies registered under the Investment Company Act of 1940, as amended, and on behalf of individually managed separate accounts. David M. Barse has served as one of our directors since 1996 and was our President and Chief Operating Officer from July 1996 until July 2002. Since February 1998, Mr. Barse has served as President, and since June 2003, Chief Executive Officer of Third Avenue. Mr. Barse is also the Chief Executive Officer of Third Avenue.

(4)	The shares beneficially owned by Third Avenue are held by Third Avenue Value Fund Series of the Third Avenue Trust. These shares do not include the following shares held by each of Martin Whitman and Mr. Barse: (a) 2,437,954 shares beneficially owned by Mr. Whitman (including 323,517 shares owned by Mr. Whitman’s wife and 619,130 shares beneficially owned by a private investment company of which Mr. Whitman is the principal shareholder), and (b) 621,502 shares beneficially owned by Mr. Barse (including shares underlying currently exercisable options to purchase an aggregate of 138,425 shares of common stock at exercise prices ranging from $5.31 to $7.06 per share).

(5)	Laminar shares voting and dispositive power with Shaw LP, Shaw LLC and David Shaw. Each of Shaw LP, Shaw LLC and Mr. Shaw disclaims beneficial ownership of such 27,127,505 shares beneficially owned by Laminar.

PLAN OF DISTRIBUTION
     The selling stockholders and any of their donees, pledgees, assignees or other successors-in-interest, all of which are included when we refer to “selling stockholders” in this section of the prospectus, may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at prevailing market prices, at prices related to such market prices or at other fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:
•	ordinary brokerage transactions and transactions in which the broker dealer solicits purchasers;

•	block trades in which the broker dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker dealer as principal and resale by the broker dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	market sales (both long and short to the extent permitted under the federal securities laws);

•	in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options, if permitted under the securities laws;

•	settlement of short sales;

•	broker dealers may agree with the selling stockholders to sell a specified number of shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

     The selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock and deliver these securities to close out short positions, short and deliver the common stock to close out short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities.
     Broker dealers engaged by the selling stockholders may arrange for other broker dealers to participate in sales. Broker dealers may receive commissions or discounts from the selling stockholders (or, if any broker dealer acts as agent for the purchase of shares, from the purchaser) in amounts to be negotiated. These commissions or discounts may exceed those customary in the types of transactions involved. Broker dealers may agree with a selling stockholder to sell a specified number of shares of common stock at a stipulated price per share, and, to the extent such broker dealer is unable to do so acting as agent for the selling stockholder, to purchase as principal any unsold shares of common stock at the price required to fulfill the broker dealer commitment to the selling stockholder. Broker dealers who acquire shares of common stock as principal may thereafter resell such shares of common stock form time to time in transactions (which may involve block transactions and sales to and through other broker dealers, including transactions of the nature described above) at prices and on terms then prevailing at the time of sale, at prices then related to then-current market price or in negotiated transactions. In connection with such resales, broker dealers may pay to or receive from the purchasers of shares of common stock commissions as described above. In addition, any of the shares covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act of 1933 (the “Securities Act”), may be sold under Rule 144 rather than pursuant to this prospectus.
     Any they earn on any resale of the common stock may be underwriting discounts and commissions under the Securities Act.
     The selling stockholders and any broker dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933 in connection with such sales. In such event, any discounts, commissions or concessions received by such broker dealers or agents and any profit on the resale of the shares by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933. The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock. The anti-manipulation provisions of Regulation M promulgated under the Securities Exchange Act may apply to sales by the selling stockholders in the market.
     Our certificate of incorporation prohibits any person from becoming a beneficial owner of 5% or more of our outstanding common stock. This restriction may significantly limit the marketability of our common stock as fewer investors will be able to acquire it than if the restriction did not exist.
     Pursuant to the registration rights agreement with the selling stockholders, all expenses of the registration of the common stock will be paid by us, including, without limitation, the SEC filing fees; provided, however, that the selling stockholders will pay all underwriting discounts and selling commissions, if any. The selling stockholders will be indemnified by us against certain civil liabilities, including certain liabilities under the Securities Act of 1933, or will be entitled to contribution in connection therewith. We will be indemnified by the selling stockholders severally against certain civil liabilities, including certain liabilities under the Securities Act of 1933, or will be entitled to contribution in connection therewith.
MARKET FOR OUR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
     Our common stock is listed and traded on the New York Stock Exchange (symbol: CVA). On March 3, 2006 there were approximately 1,160 holders of record of common stock. On March 3, 2006, the closing price of our common stock on the New York Stock Exchange was $16.97.
     The following table sets forth the high, low and closing stock prices of our common stock for the last two years. These prices are as reported on the American Stock Exchange Composite Tape with respect to dates through the close of business on October 4, 2005 and these prices are as reported on the New York Stock Exchange Composite Tape with respect to dates on and after October 5, 2005. Effective as of the close of trading on October 4, 2005, we delisted from the American Stock Exchange and as of October 5, 2005, our shares have been listed for trading on the New York Stock Exchange.

	2005			2004
	High	Low	Close	High	Low	Close
First Quarter	$17.34	$7.95	$17.25	$10.03	$2.87	$9.30
Second Quarter	17.70	10.42	12.17	10.40	5.40	6.91
Third Quarter	13.64	11.67	13.43	7.15	5.52	6.09
Fourth Quarter	15.06	10.75	15.06	8.60	6.00	8.45
     The prices above reflect the impact of a rights offering announced in December 2003 and completed on May 18, 2004 and the ARC Holdings Rights Offering announced in February 2005 and completed on June 24, 2005.
     We have not paid dividends on our common stock and do not expect to declare or pay any dividends in the foreseeable future. Under current financing arrangements there are material restrictions on the ability of our subsidiaries to transfer funds to us in the form of cash dividends, loans or advances that would likely materially limit the future payment of dividends on common stock. See Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations – Management’s Discussion and Analysis of Liquidity and Capital Resources – Waste and Energy Services Segment, of the 2005 Form 10-K for more detailed information on our financing arrangements.
EXPERTS
     Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedules included in our Annual Report on Form 10-K for the year ended December 31, 2005, and management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedules and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.
     The consolidated financial statements of Quezon Power, Inc. at December 31, 2005, 2004 and 2003, and for each of the years then ended, incorporated by reference in this prospectus and registration statement have been audited by Sycip Gorres Velayo & Co., a member practice of Ernst & Young Global, independent registered public accounting firm, as set forth in its report thereon incorporated by reference in this prospectus and registration statement and are incorporated in reliance upon such report given on the authority of such firm as an expert in accounting and auditing.
     The audited historical financial statements at December 31, 2004 and 2003, and for the year ended December 31, 2004, and the period from December 12, 2003 to December 31, 2003, of ARC Holdings and Subsidiaries included in Exhibit 99.2 of our Current Report on Form 8-K dated April 7, 2005 have been incorporated by reference herein in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
     The audited historical financial statements for the period from January 1, 2003 to December 12, 2003 of ARC Holdings included in Exhibit 99.2 of our Current Report on Form 8-K dated April 7, 2005 have been incorporated by reference herein in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
     The consolidated financial statements of ARC Holdings and subsidiaries for the year ended December 31, 2002, included in Exhibit 99.2 of our Current Report on Form 8-K dated April 7, 2005 have been incorporated by reference in this prospectus and registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing. We have agreed to indemnify and hold KPMG harmless against and from any and all legal costs and expenses incurred by KPMG in successful defense of any legal action or proceeding that arises as a result of KPMG’s consent to the incorporation by reference of its audit report on ARC Holdings’ past consolidated financial statements incorporated by reference in this registration statement.
     The audited historical financial statements of Ref-Fuel Holdings LLC and subsidiaries at December 31, 2004 and 2003, for the year ended December 31, 2004, and the period from December 12, 2003 to December 31, 2003, included in Exhibit 99.2 of our Current Report on Form 8-K dated April 7, 2005 have been incorporated by reference herein in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

     The audited historical financial statements of Ref-Fuel Holdings LLC and subsidiaries for the period from January 1, 2003 to December 12, 2003 and the year ended December 31, 2002, have been incorporated by reference herein in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority as experts in auditing and accounting.
LEGAL MATTERS
     The validity of the securities offered hereby will be passed upon for us by Neal, Gerber & Eisenberg LLP of Chicago, Illinois.
WHERE YOU CAN FIND MORE INFORMATION
Covanta Holding Corporation
     We have filed a registration statement on Form S-1 with the SEC under the Securities Act of 1933. This prospectus is part of the registration statement, but the registration statement also contains or incorporates by reference additional information and exhibits. We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, under which we file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such material also can be obtained at the SEC’s website, www.sec.gov, or by mail from the public reference room of the SEC, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public, free of charge, on our corporate website, www.covantaholding.com, as soon as reasonably practicable after we electronically file such material with, or furbished it to, the SEC. Our common stock is traded on the New York Stock Exchange. Material filed by us can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, NY 10005.
     The SEC allows us to “incorporate by reference” the information filed by us with the SEC, which means we can refer you to important information without restating it in this prospectus. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the document listed below:
1.	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2005;

2.	Our Current Report on Form 8-K filed on April 7, 2005, our Current Report on Form 8-K/A filed on May 12, 2005 and our Current Report on Form 8-K filed on March 15, 2006; and

3.	Our Form 8-A filed on September 28, 2005.
     We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference in this prospectus but not delivered with the prospectus. You may access a copy of any or all of these filings, free of charge, at our web site www.covantaholding.com or by writing or telephoning us at the following address:
Investor Relations
Covanta Holding Corporation
40 Lane Road
Fairfield, New Jersey 07004
(973) 882-7001
     You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information about us or the securities. We are not making an offer of the securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any other date than the date on the front of this document or that the documents incorporated by reference in this prospectus are accurate as of any date other than the date those documents were filed with the SEC. Our business, financial condition, results of operations and prospects may have changed since those dates.

Covanta Energy Corporation
     As of June 30, 2005, Covanta Energy ceased to file periodic reports or other information with the SEC. Covanta Energy’s historical reports and other information filed by Covanta Energy with the SEC can be read and copied at the public reference room of the SEC at the address set forth above. Copies of such historical material also can be obtained at the SEC’s website, www.sec.gov, or by mail from the public reference room of the SEC, at prescribed rates. Please call the SEC at the number set forth above for further information on the public reference room. Historical information on Covanta Energy is also available to the public on our corporate website at www.covantaholding.com.
Covanta ARC Holdings, Inc.
     ARC Holdings is a wholly-owned subsidiary of Covanta Energy and does not currently file periodic reports or other information with the SEC. However, certain of its subsidiaries, MSW Energy Holdings LLC and MSW Energy Finance Co. Inc., collectively “MSW I,” and MSW Energy Holdings II LLC and MSW Energy Finance Co. II, Inc., collectively “MSW II”, file periodic reports and other information with the SEC. Such reports and other information filed by these entities with the SEC can be read and copied at the public reference room of the SEC at the address set forth above. Copies of such material also can be obtained at the SEC’s website, www.sec.gov, or by mail from the public reference room of the SEC, at prescribed rates. Please call the SEC at the number set forth above for further information on the public reference room. These SEC filings are also available to the public on our corporate website at www.covantaholding.com.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution.
     The following table sets forth the various expenses in connection with the sale and distribution of securities being registered, other than discounts, concessions and brokerage commissions. All amounts set forth below are estimates, other than the SEC registration fee.

SEC registration fee	$13,050
Legal fees and expenses	100,000
Accounting fees and expenses	100,000
Miscellaneous	11,950

Total	$225,000

     We will bear all of the foregoing expenses.
Item 14. Indemnification of Directors and Officers.
     Under Section 145 of Delaware General Corporation Law (“DGCL”), a corporation has the authority to indemnify any person who was or is a party or is threatened to be made a party to an action (other than an action by or in the right of the corporation) by reason of such person’s service as a director or officer of the corporation, or such person’s service, at the corporation’s request, as a director, officer, employee or agent of another corporation or other enterprise, against amounts paid and expenses incurred in connection with the defense or settlement of such action, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such person’s conduct was unlawful. If such person has been judged liable to the corporation in any action or proceeding brought by or in the right of the corporation, however, indemnification is only permitted to the extent that the adjudicating court (or the court in which the action was brought) determines, despite the adjudication of liability, that such indemnification is proper.
     As permitted by Section 145 of DGCL, our restated certificate of incorporation and by-laws authorize us to indemnify any officer, director and employee of ours against amounts paid or expenses incurred in connection with any action, suit or proceeding (other than any such action by or in the right of the corporation) to which such person is or is threatened to be made a party as a result of such positions if the Board of Directors or stockholders of or independent legal counsel to us, in a written opinion, determine that indemnification is proper.
     We have agreed to indemnify and hold KPMG harmless against and from any and all legal costs and expenses incurred by KPMG in successful defense of any legal action or proceeding that arises as a result of KPMG’s consent to the inclusion of its report on ARC Holdings’ past financial statements included in this registration statement.
Item 15. Recent Sales of Unregistered Securities.
     We have issued and sold the following unregistered securities during the three-year period preceding the date of this registration statement:
1.	On December 2, 2003, we issued an aggregate of $40,000,000 of notes convertible into our common stock (“Convertible Notes”) to SZ Investments, Third Avenue and Laminar as consideration for $40 million of bridge financing for our acquisition of Covanta Energy.

2.	On December 2, 2003 in consideration for the $40 million of bridge financing and the arrangement by the three Bridge Lenders of a $118 million second lien credit facility, the arrangement by Laminar of a $10 million international revolving credit facility secured by Covanta Energy’s international assets, we issued to the Bridge Lenders an aggregate of 5,120,853 shares of our common stock.

3.	In June 2004, Laminar converted the $13.4 million of Convertible Notes it held into 8.75 million shares of our common stock.
     The offers, sales and issuances of these securities were deemed to be exempt from registration under the Securities Act of 1933 in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering. We claim these exemptions on the basis that the Bridge Lenders were all sophisticated investors that conducted due diligence on us and were either affiliated with members of, or had the opportunity to ask questions of, management in connection with the drafting and negotiation of the note purchase agreement. None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering.
Item 16. Exhibits and Financial Statement Schedules.
     (a) Exhibits.

Exhibit No.	Description
2.1†	Investment and Purchase Agreement by and between Covanta Holding Corporation and Covanta Energy Corporation dated as of December 2, 2003 (incorporated herein by reference to Exhibit 2.1 of Covanta Holding Corporation’s Current Report on Form 8-K dated December 2, 2003 and filed with the SEC on December 5, 2003, as amended by Covanta Holding Corporation’s Current Report on Form 8-K/A dated December 2, 2003 and filed with the SEC on January 30, 2004).

2.2†	Note Purchase Agreement by and between Covanta Holding Corporation and the Purchasers named therein dated as of December 2, 2003 (incorporated herein by reference to Exhibit 2.2 of Covanta Holding Corporation’s Current Report on Form 8-K dated December 2, 2003 and filed with the SEC on December 5, 2003, as amended by Covanta Holding Corporation’s Current Report on Form 8-K/A dated December 2, 2003 and filed with the SEC on January 30, 2004).

2.3†	Amendment to Investment and Purchase Agreement by and between Covanta Holding Corporation and Covanta Energy Corporation dated February 23, 2004 (incorporated herein by reference to Exhibit 2.3 of Covanta Holding Corporation’s Current Report on Form 8-K dated March 10, 2004 and filed with the SEC on March 11, 2004).

2.4†	First Amendment to Note Purchase Agreement and Consent by and among Covanta Holding Corporation and D.E. Shaw Laminar Portfolios, L.L.C., SZ Investments, L.L.C. and Third Avenue Trust, on behalf of The Third Avenue Value Fund Series, dated as of February 23, 2004 (incorporated herein by reference to Exhibit 2.4 of Covanta Holding Corporation’s Current Report on Form 8-K dated March 10, 2004 and filed with the SEC on March 11, 2004).

2.5†	Stock Purchase Agreement among Covanta ARC Holdings, Inc., the Sellers party thereto and Covanta Holding Corporation dated as of January 31, 2005 (incorporated herein by reference to Exhibit 2.1 of Covanta Holding
Corporation’s Current Report on Form 8-K dated January 31, 2005 and filed with the SEC on February 2, 2005).

3.1†	Amended and Restated Certificate of Incorporation of Covanta Holding Corporation, as amended (incorporated herein by reference to Exhibit 3.1 of Covanta Holding Corporation’s Report on Form 10-Q for the period ended September 30, 2005 and filed with the SEC on November 9, 2005).

3.2†	Amended and Restated Bylaws of Covanta Holding Corporation, as amended and effective October 5, 2004 (incorporated herein by reference to Exhibit 3.1 of Covanta Holding Corporation’s Current Report on Form 8-K dated September 7, 2004 filed with the SEC on September 9, 2004).

4.1†	Specimen certificate representing shares of Covanta Holding Corporation’s common stock (incorporated herein by reference to Exhibit 4.1 of Covanta Holding Corporation’s Amendment No. 3 to Registration Statement on Form S-1 filed with the SEC on December 19, 2005).

4.2†	Registration Rights Agreement among Covanta Holding Corporation and the other signatories

Exhibit No.	Description
thereto dated January 31, 2005 (incorporated herein by reference to Exhibit 10.1 of Covanta Holding Corporation’s Current Report on Form 8-K dated January 31, 2005 and filed with the SEC on February 2, 2005).

4.3†	Registration Rights Agreement dated November 8, 2002 among Covanta Holding Corporation and SZ Investments, L.L.C. (incorporated herein by reference to Exhibit 10.6 of Covanta Holding Corporation’s Annual Report on Form 10-K for the year ended December 27, 2002 and filed with the SEC on March 27, 2003).

4.4†	Registration Rights Agreement between Covanta Holding Corporation, D.E. Shaw Laminar Portfolios, L.L.C., SZ Investments, L.L.C., and Third Avenue Trust, on behalf of The Third Avenue Value Fund Series, dated December 2, 2003 (incorporated herein by reference to Exhibit 4.1 of Covanta Holding Corporation’s Current Report on Form 8-K dated December 2, 2003 and filed with the SEC on December 5, 2003).

4.5†	MSW Energy Holding LLC and MSW Energy Finance Co., Inc., and each of the Guarantors named therein, Series A and Series B 8 1/2% Senior Secured Note Due 2010 Indenture, dated as of June 25, 2003, by and among MSW Energy Holding LLC, MSW Energy Finance Co., Inc. and Wells Fargo Bank Minnesota, National Association, as Trustee (incorporated herein by reference to Exhibit 4.1 of MSW Energy Holding LLC’s Registration Statement on Form S-4 filed with the SEC on September 23, 2003).

4.6†	Supplemental Indenture, dated as of July 11, 2003, by and among MSW Energy Hudson LLC, MSW Energy Holding LLC, MSW Energy Finance Co., Inc. and Wells Fargo Bank Minnesota, National Association, as Trustee (incorporated herein by reference to Exhibit 4.2 of MSW Energy Holding LLC’s Registration Statement on Form S-4 filed with the SEC on September 23, 2003).

4.7†	Form of Series A and Series B 8 1/2% Senior Secured Note Due 2010 (incorporated herein by reference to Exhibit 4.1 of MSW Energy Holding LLC’s Registration Statement on Form S-4 filed with the SEC on September 23, 2003).

4.8†	MSW Energy Holding II LLC and MSW Energy Finance Co. II, Inc., and each of the Guarantors named therein, Series A and Series B 7 3/8% Senior Secured Note Due 2010 Indenture, dated as of November 24, 2003, by and among MSW Energy Holding II LLC, MSW Energy Finance Co. II, Inc. and Wells Fargo Bank Minnesota, National Association, as Trustee (incorporated herein by reference to Exhibit 4.1 of MSW Energy Holding II LLC’s Registration Statement on Form S-4 filed with the SEC on February 10, 2004).

4.9†	Supplemental Indenture, dated as of December 12, 2003, by and among UAE Ref-Fuel II Corp., MSW Energy Holding II LLC, MSW Energy Finance Co. II, Inc. and Wells Fargo Bank Minnesota, National Association, as Trustee (incorporated herein by reference to Exhibit 4.2 of MSW Energy Holding II LLC’s Registration Statement on Form S-4 filed with the SEC on February 10, 2004).

4.10†	Form of Series A and Series B 7 3/8% Senior Secured Note Due 2010 (incorporated herein by reference to Exhibit 4.10 of Covanta Holding Corporation’s Amendment No. 3 to Registration Statement on Form S-1 filed with the SEC on December 19, 2005).

4.11†	Form of Warrant Offering Agreement between Wells Fargo Bank, National Association and Covanta Holding Corporation (incorporated herein by reference to Exhibit 4.11 of Covanta Holding Corporation’s Amendment No. 3 to Registration Statement on Form S-1 filed with the SEC on December 19, 2005).

4.12†	Indenture dated as of May 1, 2003, by and between American Ref-Fuel Company LLC and Wachovia Bank, National Association, as Trustee and Securities Intermediary (incorporated herein by reference to Exhibit 4.12 of Covanta Holding Corporation’s Annual Report on Form 10-K for the year ended December 31, 2005 and filed with the SEC on March 14, 2006).

Exhibit No.	Description
4.13†	First Supplemental Indenture dated as of May 1, 2003, by and among American Ref-Fuel Company LLC and Wachovia Bank, National Association, as Trustee and Securities Intermediary (incorporated herein by reference to Exhibit 4.13 of Covanta Holding Corporation’s Annual Report on Form 10-K for the year ended December 31, 2005 and filed with the SEC on March 14, 2006).

4.14†	Specimen copy of American Ref-Fuel Company LLC 6.26% Senior Notes due 2015 (incorporated herein by reference to Exhibit 4.14 of Covanta Holding Corporation’s Annual Report on Form 10-K for the year ended December 31, 2005 and filed with the SEC on March 14, 2006).

5.1†	Legal Opinion of Neal, Gerber & Eisenberg LLP (incorporated herein by reference to Exhibit 5.1 of Covanta Holding Corporation’s Amendment No. 3 to Registration Statement on Form S-1 filed with the SEC on December 19, 2005).

10.1†	Equity Commitment for Rights Offering between Covanta Holding Corporation and SZ Investments L.L.C. dated February 1, 2005 (incorporated herein by reference to Exhibit 10.2 of Covanta Holding Corporation’s Current Report on Form 8-K dated January 31, 2005 and filed with the SEC on February 2, 2005).

10.2†	Equity Commitment for Rights Offering between Covanta Holding Corporation and EGI-Fund (05-07) Investors, L.L.C. dated February 1, 2005 (incorporated herein by reference to Exhibit 10.3 of Covanta Holding Corporation’s Current Report on Form 8-K dated January 31, 2005 and filed with the SEC on February 2, 2005).

10.3†	Equity Commitment for Rights Offering between Covanta Holding Corporation and Third Avenue Trust, on behalf of The Third Avenue Value Fund Series dated February 1, 2005 (incorporated herein by reference to Exhibit 10.4 of Covanta Holding Corporation’s Current Report on Form 8-K dated January 31, 2005 and filed with the SEC on February 2, 2005).

10.4†	Equity Commitment for Rights Offering between Covanta Holding Corporation and D.E. Shaw Laminar Portfolios, L.L.C. dated February 1, 2005 (incorporated herein by reference to Exhibit 10.5 of Covanta Holding Corporation’s Current Report on Form 8-K dated January 31, 2005 and filed with the SEC on February 2, 2005).

10.5†	Letter Agreement between Covanta Holding Corporation and D.E. Shaw Laminar Portfolios, L.L.C. dated January 31, 2005 (incorporated herein by reference to Exhibit 10.6 of Covanta Holding Corporation’s Current Report on Form 8-K dated January 31, 2005 and filed with the SEC on February 2, 2005).

10.6†	Investment and Purchase Agreement by and between Covanta Holding Corporation and Covanta Energy Corporation, dated December 2, 2003 (incorporated herein by reference to Exhibit 2.1 of Covanta Holding Corporation’s Current Report on Form 8-K dated December 2, 2003 and filed with the SEC on December 5, 2003), as amended by that certain Amendment to the Investment and Purchase Agreement, made and entered into on February 23, 2004, by and between the same parties (incorporated herein by reference to Exhibit 2.3 of Covanta Holding Corporation’s Current Report on Form 8-K dated March 10, 2004 and filed with the SEC on March 11, 2004).

10.7†	Note Purchase Agreement by and among Covanta Holding Corporation, SZ Investments, L.L.C., Third Avenue Trust, on behalf of The Third Avenue Value Fund Series, and D. E. Shaw Laminar Portfolios, L.L.C. dated December 2, 2003 (incorporated herein by reference to Exhibit 2.2 of Covanta Holding Corporation’s Current Report on Form 8-K dated December 2, 2003 and filed with the SEC on December 5, 2003), as amended by that certain First Amendment to Note Purchase Agreement and Consent, made and entered into as of February 23, 2004, by and among the same parties (incorporated herein by reference to Exhibit 2.4 of Covanta Holding Corporation’s Current Report on Form 8-K dated March 10, 2004 and filed with the SEC on March 11, 2004).

10.8†	Letter Agreement by and between Covanta Holding Corporation and D.E. Shaw Laminar

Exhibit No.	Description
Portfolios, L.L.C. dated December 2, 2003 (incorporated herein by reference to Exhibit 10.1 of Covanta Holding Corporation’s Current Report on Form 8-K dated December 2, 2003 and filed with the SEC on December 5, 2003).

10.9†	Letter Agreement by and between Covanta Holding Corporation and Equity Group Investments, L.L.C. dated December 1, 2003 (incorporated herein by reference to Exhibit 10.2 of Covanta Holding Corporation’s Current Report on Form 8-K dated December 2, 2003 and filed with the SEC on December 5, 2003).

10.10†	Tax Sharing Agreement, dated as of March 10, 2004, by and between Covanta Holding Corporation, Covanta Energy Corporation, and Covanta Power International Holdings, Inc. (incorporated herein by reference to Exhibit 10.25 of Covanta Holding Corporation’s Annual Report on Form 10-K for the year ended December 31, 2003 and filed with the SEC on March 15, 2004).

10.11†	Corporate Services and Expenses Reimbursement Agreement, dated as of March 10, 2004, by and between Covanta Holding Corporation and Covanta Energy Corporation (incorporated herein by reference to Exhibit 10.26 of Covanta Holding Corporation’s Annual Report on Form 10-K for the year ended December 31, 2003 and filed with the SEC on March 15, 2004).

10.12†	Management Services and Reimbursement Agreement, dated March 10, 2004, among Covanta Energy Corporation, Covanta Energy Group, Inc., Covanta Projects, Inc., Covanta Power International Holdings, Inc., and certain Subsidiaries listed therein (incorporated herein by reference to Exhibit 10.30 of Covanta Holding Corporation’s Annual Report on Form 10-K for the year ended December 31, 2003 and filed with the SEC on March 15, 2004).

10.13†	Covanta Energy Savings Plan, as amended by December 2003 amendment (incorporated herein by reference to Exhibit 10.25 of Covanta Holding Corporation’s Annual Report on Form 10-K for the year ended December 31, 2004 and filed with the SEC on March 16, 2005).

10.14†	Covanta Holding Corporation Equity Award Plan for Employees and Officers, as amended (incorporated herein by reference to Exhibit 10.1 of Covanta Holding Corporation’s Report on Form 10-Q for the period ended September 30, 2005 and filed with the SEC on November 9, 2005).

10.15†	Covanta Holding Corporation Equity Award Plan for Directors (incorporated herein by reference to Exhibit 4.3 of Covanta Holding Corporation’s Registration Statement on Form S-8 filed with the SEC on October 7, 2004).

10.16†	Form of Covanta Holding Corporation Stock Option Agreement for Employees and Officers (incorporated herein by reference to Exhibit 10.5 of Covanta Holding Corporation’s Current Report on Form 8-K dated October 5, 2004 and filed with the SEC on October 7, 2004).

10.17†	Form of Covanta Holding Corporation Restricted Stock Award Agreement (incorporated herein by reference to Exhibit 10.4 of Covanta Holding Corporation’s Current Report on Form 8-K dated October 5, 2004 and filed with the SEC on October 7, 2004).

10.18†	Covanta Holding Corporation 1995 Stock and Incentive Plan (as amended effective December 12, 2000 and as further amended effective July 24, 2002) (incorporated herein by reference to Appendix A to Covanta Holding Corporation’s Proxy Statement filed with the SEC on June 24, 2002).

10.19†	Employment Agreement, dated October 5, 2004, by and between Anthony J. Orlando and Covanta Projects, Inc., Covanta Energy Corporation and Covanta Holding Corporation (incorporated herein by reference to Exhibit 10.1 of Covanta Holding Corporation’s Current Report on Form 8-K dated October 5, 2004 and filed with the SEC on October 7, 2004).

10.20†	Employment Agreement, dated October 5, 2004, by and between Craig D. Abolt and Covanta Projects, Inc., Covanta Energy Corporation and Covanta Holding Corporation (incorporated

Exhibit No.	Description
herein by reference to Exhibit 10.2 of Covanta Holding Corporation’s Current Report on Form 8-K dated October 5, 2004 and filed with the SEC on October 7, 2004).

10.21†	Employment Agreement, dated October 5, 2004, by and between Timothy J. Simpson and Covanta Projects, Inc., Covanta Energy Corporation and Covanta Holding Corporation (incorporated herein by reference to Exhibit 10.3 of Covanta Holding Corporation’s Current Report on Form 8-K dated October 5, 2004 filed with the SEC on October 7, 2004).

10.22†	Employment Agreement, dated as of April 27, 2004, by and between Covanta Holding Corporation and Jeffrey R. Horowitz (incorporated herein by reference to Exhibit 10.1 of Covanta Holding Corporation’s Registration Statement on Form S-3/A filed with the SEC on August 20, 2004).

10.23†	Form of Covanta Holding Corporation Amendment to Stock Option Agreement for Employees and Officers (incorporated herein by reference to Exhibit 10.1 of Covanta Holding Corporation’s Current Report on Form 8-K dated March 18, 2005 and filed with the SEC on March 24, 2005).

10.24†	Covanta Holding Corporation Amendment to Stock Option Agreement (incorporated herein by reference to Exhibit 10.1 of Covanta Holding Corporation’s Current Report on Form 8-K dated May 25, 2005 and filed with the SEC on May 26, 2005).

10.25†	Credit Agreement, dated as of June 24, 2005, among Covanta Energy Corporation, Covanta Holding Corporation, as a guarantor, certain subsidiaries of Covanta Energy Corporation, as guarantors, various lenders, Credit Suisse, Cayman Islands Branch, as Joint Lead Arranger and Co-Syndication Agent, Goldman Sachs Credit Partners, L.P., as Joint Lead Arranger, Co-Syndication Agent, Administrative Agent and Collateral Agent, JPMorgan Chase Bank, as Co-Documentation Agent, Revolving Issuing Bank and a Funded LC Issuing Bank, UBS Securities LLC, as Co-Documentation Agent, UBS AG, Stamford Branch, as a Funded LC Issuing Bank, and Calyon New York Branch, as Co-Documentation Agent (incorporated herein by reference to Exhibit 10.1 of Covanta Holding Corporation’s Current Report on Form 8-K dated June 24, 2005 and filed with the SEC on June 30, 2005).

10.26†	Second Lien Credit and Guaranty Agreement, dated as of June 24, 2005, among Covanta Energy Corporation, Covanta Holding Corporation, as a guarantor, certain subsidiaries of Covanta Energy Corporation, as guarantors, various lenders, Credit Suisse, Cayman Islands Branch, as Joint Lead Arranger, Co-Syndication Agent, Administrative Agent, Collateral Agent and Paying Agent, and Goldman Sachs Credit Partners L.P., as Joint Lead Arranger and Co-Syndication Agent (incorporated herein by reference to Exhibit 10.2 of Covanta Holding Corporation’s Current Report on Form 8-K dated June 24, 2005 and filed with the SEC on June 30, 2005).

10.27†	First Lien Pledge and Security Agreement between each of Covanta Energy Corporation and the other Grantors Party thereto and Goldman Sachs Credit Partners L.P., as Collateral Agent, dated as of June 24, 2005 (incorporated herein by reference to Exhibit 10.3 of Covanta Holding Corporation’s Current Report on Form 8-K dated June 24, 2005 and filed with the SEC on June 30, 2005).

10.28†	Parity Lien Pledge and Security Agreement, dated as of June 24, 2005, between each of Covanta Energy Corporation and the other Grantors Party thereto and Credit Suisse, Cayman Islands Branch, as Collateral Agent (incorporated herein by reference to Exhibit 10.4 of Covanta Holding Corporation’s Current Report on Form 8-K dated June 24, 2005 and filed with the SEC on June 30, 2005).

10.29†	First Lien Pledge Agreement, dated as of June 24, 2005, between Covanta Holding Corporation and Goldman Sachs Credit Partners L.P., as Collateral Agent (incorporated herein by reference to Exhibit 10.5 of Covanta Holding Corporation’s Current Report on Form 8-K dated June 24, 2005 and filed with the SEC on June 30, 2005).

10.30†	Parity Lien Pledge Agreement, dated as of June 24, 2005, between Covanta Holding

Exhibit No.	Description
Corporation and Credit Suisse, Cayman Islands Branch, as Collateral Agent (incorporated herein by reference to Exhibit 10.6 of Covanta Holding Corporation’s Current Report on Form 8-K dated June 24, 2005 and filed with the SEC on June 30, 2005).

10.31†	Intercreditor Agreement, dated as of June 24, 2005, among Covanta Energy Corporation, Goldman Sachs Credit Partners L.P., as Collateral Agent for the First Lien Claimholders, Credit Suisse, Cayman Islands Branch, as Administrative Agent for the Second Lien Credit Claimholders and as Collateral Agent for the Parity Lien Claimholders (incorporated herein by reference to Exhibit 10.7 of Covanta Holding Corporation’s Current Report on Form 8-K dated June 24, 2005 and filed with the SEC on June 30, 2005).

10.32†	Amendment No. 1 to Tax Sharing Agreement, dated as of June 24, 2005, by and between Covanta Holding Corporation, Covanta Energy Corporation and Covanta Power International Holdings, Inc., amending Tax Sharing Agreement between Covanta Holding Corporation, Covanta Energy Corporation and Covanta Power International Holdings, Inc. dated as of March 10, 2004 (incorporated herein by reference to Exhibit 10.8 of Covanta Holding Corporation’s Current Report on Form 8-K dated June 24, 2005 and filed with the SEC on June 30, 2005).

10.33†	Employment Agreement, dated October 5, 2004, by and between John Klett and Covanta Energy Corporation (incorporated herein by reference to Exhibit 10.7 of Covanta Energy Corporation’s Current Report on Form 8-K dated October 5, 2004 and filed with the SEC on October 7, 2004).

10.34†	Rehabilitation Plan Implementation Agreement, dated January 11, 2006, by and between John Garamendi, Insurance Commissioner of the State of California, in his capacity as Trustee of the Mission Insurance Company Trust, the Mission National Insurance Company Trust and the Enterprise Insurance Company Trust, on the one hand, and Covanta Holding Corporation, on the other hand (incorporated herein by reference to Exhibit 10.1 of Covanta Holding Corporation’s Current Report on Form 8-K dated March 2, 2006 and filed with the SEC on March 6, 2006).

10.35†	Amendment to Agreement Regarding Closing (Exhibit A to the Rehabilitation Plan Implementation Agreement), dated January 10, 2006, by and between John Garamendi, Insurance Commissioner of the State of California, in his capacity as Trustee of the Mission Insurance Company Trust, the Mission National Insurance Company Trust, and the Enterprise Insurance Company Trust, on the one hand, and Covanta Holding Corporation, on the other hand (incorporated herein by reference to Exhibit 10.2 of Covanta Holding Corporation’s Current Report on Form 8-K dated March 2, 2006 and filed with the SEC on March 6, 2006).

10.36†	Latent Deficiency Claims Administration Procedures Agreement (Exhibit B to the Rehabilitation Plan Implementation Agreement), dated January 11, 2006, by and between John Garamendi, Insurance Commissioner of the State of California, in his capacity as Trustee of the Mission Insurance Company Trust, the Mission National Insurance Company Trust and the Enterprise Insurance Company Trust, on the one hand, and Covanta Holding Corporation on the other hand (incorporated herein by reference to Exhibit 10.3 of Covanta Holding Corporation’s Current Report on Form 8-K dated March 2, 2006 and filed with the SEC on March 6, 2006).

21.1†	List of Subsidiaries (incorporated herein by reference to Exhibit 5.1 of Covanta Holding Corporation’s Amendment No. 3 to Registration Statement on Form S-1 filed with the SEC on December 19, 2005).

23.1†	Consent of Neal, Gerber & Eisenberg LLP (included as part of Exhibit 5.1, which is incorporated herein by reference to Exhibit 5.1 of Covanta Holding Corporation’s Amendment No. 3 to Registration Statement on Form S-1 filed with the SEC on December 19, 2005).

23.2	Consent of Independent Registered Public Accounting Firm of Covanta Holding Corporation and Subsidiaries, dated March 10, 2006, by Ernst & Young LLP.

Exhibit No.	Description
23.3	Consent of Independent Registered Public Accounting Firm of Quezon Power, Inc., dated March 14, 2006, by Sycip Gorres Velayo & Co., a member practice of Ernst & Young Global.

23.4	Consent of Independent Registered Public Accounting Firm of Covanta ARC Holdings, Inc. and Subsidiaries, dated March 14, 2006, by PricewaterhouseCoopers LLP for their report dated March 15, 2005.

23.5	Consent of Independent Registered Public Accounting Firm of Covanta ARC Holdings, Inc. and Subsidiaries, dated March 14, 2006, by PricewaterhouseCoopers LLP for their report dated June 30, 2004.

23.6	Consent of Independent Registered Public Accounting Firm of Covanta ARC Holdings, Inc. and Subsidiaries, dated March 14, 2006, by KPMG LLP.

23.7	Consent of Independent Registered Public Accounting Firm of Covanta Ref-Fuel Holdings LLC and Subsidiaries, dated March 14, 2006, by PricewaterhouseCoopers LLP for their report dated March 15, 2005.

23.8	Consent of Independent Registered Public Accounting Firm of Covanta Ref-Fuel Holdings LLC and Subsidiaries, dated March 14, 2006, by PricewaterhouseCoopers LLP for their report dated March 29, 2004.

†	Not filed herewith, but incorporated herein by reference.
Pursuant to paragraph 601(b)(4)(iii)(A) of Regulation S-K, the registrant has omitted from the foregoing list of exhibits, and hereby agrees to furnish to the Securities and Exchange Commission, upon its request, copies of certain instruments, each relating to long-term debt not exceeding 10% of the total assets of the registrant and its subsidiaries on a consolidated basis.
     (b) Financial Statement Schedules.
     All financial statement schedules for which provision is made in the applicable accounting regulations of the SEC have been omitted because they are either: (1) not required or are inapplicable; or (2) the required information has been provided in the Audited Consolidated Financial Statements of Covanta Holding Corporation as of December 31, 2005 and December 31, 2004 and for the years ended December 31, 2005, 2004 and 2003 or the notes thereto which are incorporated by reference in this registration statement.
Item 17. Undertakings.
     (a) The undersigned registrant hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     (4) That, for the purpose of determining any liability under the Securities Act of 1933 to any purchaser:
(i)	If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
     (5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:
     The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
     (c) The undersigned registrant hereby undertakes that:
     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fairfield, State of New Jersey, on March 14, 2006.

COVANTA HOLDING CORPORATION (Registrant)
By:	/s/ ANTHONY J. ORLANDO
Anthony J. Orlando
President and Chief Executive Officer

     KNOW ALL PERSONS BY THESE PRESENTS, that each of the undersigned persons whose signature appears below constitutes and appoints ANTHONY J. ORLANDO and CRAIG D. ABOLT, and each of them, with power to act without the other, such undersigned person’s true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for such person and in his or her respective name, place and stead, in any and all capacities, to sign, execute and file this Post-Effective Amendment No. 1 to the registration statement on Form S-1, and any and all amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, or any other governmental or regulatory authority), granting unto each said attorneys-in-fact and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as such undersigned person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to the Registration Statement on Form S-1 has been signed on March 14, 2006 by the following persons in the capacities indicated:

Signature	Title
/s/ SAMUEL ZELL Samuel Zell	Chairman of the Board

/s/ ANTHONY J. ORLANDO Anthony J. Orlando	President and Chief Executive Officer and Director (Principal Executive Officer)

/s/ CRAIG D. ABOLT Craig D. Abolt	Senior Vice President and Chief Financial Officer (Principal Financial Officer)

/s/ THOMAS E. BUCKS Thomas E. Bucks	Vice President and Chief Accounting Officer (Principal Accounting Officer)

/s/ DAVID M. BARSE David M. Barse	Director

/s/ RONALD J. BROGLIO	Director
Ronald J. Broglio

/s/ PETER C.B. BYNOE	Director
Peter C.B. Bynoe

/s/ RICHARD L. HUBER	Director
Richard L. Huber

/s/ WILLIAM C. PATE	Director
William C. Pate

/s/ ROBERT S. SILBERMAN	Director
Robert S. Silberman

/s/ JEAN SMITH	Director
Jean Smith

/s/ CLAYTON YEUTTER	Director
Clayton Yeutter

EXHIBIT INDEX

Exhibit No.	Description
2.1†	Investment and Purchase Agreement by and between Covanta Holding Corporation and Covanta Energy Corporation dated as of December 2, 2003 (incorporated herein by reference to Exhibit 2.1 of Covanta Holding Corporation’s Current Report on Form 8-K dated December 2, 2003 and filed with the SEC on December 5, 2003, as amended by Covanta Holding Corporation’s Current Report on Form 8-K/A dated December 2, 2003 and filed with the SEC on January 30, 2004).

2.2†	Note Purchase Agreement by and between Covanta Holding Corporation and the Purchasers named therein dated as of December 2, 2003 (incorporated herein by reference to Exhibit 2.2 of Covanta Holding Corporation’s Current Report on Form 8-K dated December 2, 2003 and filed with the SEC on December 5, 2003, as amended by Covanta Holding Corporation’s Current Report on Form 8-K/A dated December 2, 2003 and filed with the SEC on January 30, 2004).

2.3†	Amendment to Investment and Purchase Agreement by and between Covanta Holding Corporation and Covanta Energy Corporation dated February 23, 2004 (incorporated herein by reference to Exhibit 2.3 of Covanta Holding Corporation’s Current Report on Form 8-K dated March 10, 2004 and filed with the SEC on March 11, 2004).

2.4†	First Amendment to Note Purchase Agreement and Consent by and among Covanta Holding Corporation and D.E. Shaw Laminar Portfolios, L.L.C., SZ Investments, L.L.C. and Third Avenue Trust, on behalf of The Third Avenue Value Fund Series, dated as of February 23, 2004 (incorporated herein by reference to Exhibit 2.4 of Covanta Holding Corporation’s Current Report on Form 8-K dated March 10, 2004 and filed with the SEC on March 11, 2004).

2.5†	Stock Purchase Agreement among Covanta ARC Holdings, Inc., the Sellers party thereto and Covanta Holding Corporation dated as of January 31, 2005 (incorporated herein by reference to Exhibit 2.1 of Covanta Holding Corporation’s Current Report on Form 8-K dated January 31, 2005 and filed with the SEC on February 2, 2005).

3.1†	Amended and Restated Certificate of Incorporation of Covanta Holding Corporation, as amended (incorporated herein by reference to Exhibit 3.1 of Covanta Holding Corporation’s Report on Form 10-Q for the period ended September 30, 2005 and filed with the SEC on November 9, 2005).

3.2†	Amended and Restated Bylaws of Covanta Holding Corporation, as amended and effective October 5, 2004 (incorporated herein by reference to Exhibit 3.1 of Covanta Holding Corporation’s Current Report on Form 8-K dated September 7, 2004 filed with the SEC on September 9, 2004).

4.1†	Specimen certificate representing shares of Covanta Holding Corporation’s common stock (incorporated herein by reference to Exhibit 4.1 of Covanta Holding Corporation’s Amendment No. 3 to Registration Statement on Form S-1 filed with the SEC on December 19, 2005).

4.2†	Registration Rights Agreement among Covanta Holding Corporation and the other signatories thereto dated January 31, 2005 (incorporated herein by reference to Exhibit 10.1 of Covanta Holding Corporation’s Current Report on Form 8-K dated January 31, 2005 and filed with the SEC on February 2, 2005).

4.3†	Registration Rights Agreement dated November 8, 2002 among Covanta Holding Corporation and SZ Investments, L.L.C. (incorporated herein by reference to Exhibit 10.6 of Covanta Holding Corporation’s Annual Report on Form 10-K for the year ended December 27, 2002 and filed with the SEC on March 27, 2003).

Exhibit No.	Description
4.4†	Registration Rights Agreement between Covanta Holding Corporation, D.E. Shaw Laminar Portfolios, L.L.C., SZ Investments, L.L.C., and Third Avenue Trust, on behalf of The Third Avenue Value Fund Series, dated December 2, 2003 (incorporated herein by reference to Exhibit 4.1 of Covanta Holding Corporation’s Current Report on Form 8-K dated December 2, 2003 and filed with the SEC on December 5, 2003).

4.5†	MSW Energy Holding LLC and MSW Energy Finance Co., Inc., and each of the Guarantors named therein, Series A and Series B 8 1/2% Senior Secured Note Due 2010 Indenture, dated as of June 25, 2003, by and among MSW Energy Holding LLC, MSW Energy Finance Co., Inc. and Wells Fargo Bank Minnesota, National Association, as Trustee (incorporated herein by reference to Exhibit 4.1 of MSW Energy Holding LLC’s Registration Statement on Form S-4 filed with the SEC on September 23, 2003).

4.6†	Supplemental Indenture, dated as of July 11, 2003, by and among MSW Energy Hudson LLC, MSW Energy Holding LLC, MSW Energy Finance Co., Inc. and Wells Fargo Bank Minnesota, National Association, as Trustee (incorporated herein by reference to Exhibit 4.2 of MSW Energy Holding LLC’s Registration Statement on Form S-4 filed with the SEC on September 23, 2003).

4.7†	Form of Series A and Series B 8 1/2% Senior Secured Note Due 2010 (incorporated herein by reference to Exhibit 4.1 of MSW Energy Holding LLC’s Registration Statement on Form S-4 filed with the SEC on September 23, 2003).

4.8†	MSW Energy Holding II LLC and MSW Energy Finance Co. II, Inc., and each of the Guarantors named therein, Series A and Series B 7 3/8% Senior Secured Note Due 2010 Indenture, dated as of November 24, 2003, by and among MSW Energy Holding II LLC, MSW Energy Finance Co. II,
Inc. and Wells Fargo Bank Minnesota, National Association, as Trustee (incorporated herein by reference to Exhibit 4.1 of MSW Energy Holding II LLC’s Registration Statement on Form S-4 filed with the SEC on February 10, 2004).

4.9†	Supplemental Indenture, dated as of December 12, 2003, by and among UAE Ref-Fuel II Corp., MSW Energy Holding II LLC, MSW Energy Finance Co. II, Inc. and Wells Fargo Bank Minnesota, National Association, as Trustee (incorporated herein by reference to Exhibit 4.2 of MSW Energy Holding II LLC’s Registration Statement on Form S-4 filed with the SEC on February 10, 2004).

4.10†	Form of Series A and Series B 7 3/8% Senior Secured Note Due 2010 (incorporated herein by reference to Exhibit 4.10 of Covanta Holding Corporation’s Amendment No. 3 to Registration Statement on Form S-1 filed with the SEC on December 19, 2005).

4.11†	Form of Warrant Offering Agreement between Wells Fargo Bank, National Association and Covanta Holding Corporation (incorporated herein by reference to Exhibit 4.11 of Covanta Holding Corporation’s Amendment No. 3 to Registration Statement on Form S-1 filed with the SEC on December 19, 2005).

4.12†	Indenture dated as of May 1, 2003, by and between Covanta ARC LLC and Wachovia Bank, National Association, as Trustee and Securities Intermediary (incorporated herein by reference to Exhibit 4.12 of Covanta Holding Corporation’s Annual Report on Form 10-K for the year ended December 31, 2005 and filed with the SEC on March 14, 2006).

4.13†	First Supplemental Indenture dated as of May 1, 2003, by and among Covanta ARC LLC and Wachovia Bank, National Association, as Trustee and Securities Intermediary (incorporated herein by reference to Exhibit 4.13 of Covanta Holding Corporation’s Annual Report on Form 10-K for the year ended December 31, 2005 and filed with the SEC on March 14, 2006).

4.14†	Specimen copy of Covanta ARC LLC 6.26% Senior Notes due 2015 (incorporated herein by reference to Exhibit 4.14 of Covanta Holding Corporation’s Annual Report on Form 10-K for the year ended December 31, 2005 and filed with the SEC on March 14, 2006).

Exhibit No.	Description
5.1†	Legal Opinion of Neal, Gerber & Eisenberg LLP (incorporated herein by reference to Exhibit 5.1 of Covanta Holding Corporation’s Amendment No. 3 to Registration Statement on Form S-1 filed with the SEC on December 19, 2005).

10.1†	Equity Commitment for Rights Offering between Covanta Holding Corporation and SZ Investments L.L.C. dated February 1, 2005 (incorporated herein by reference to Exhibit 10.2 of Covanta Holding Corporation’s Current Report on Form 8-K dated January 31, 2005 and filed with the SEC on February 2, 2005).

10.2†	Equity Commitment for Rights Offering between Covanta Holding Corporation and EGI-Fund (05-07) Investors, L.L.C. dated February 1, 2005 (incorporated herein by reference to Exhibit 10.3 of Covanta Holding Corporation’s Current Report on Form 8-K dated January 31, 2005 and filed with the SEC on February 2, 2005).

10.3†	Equity Commitment for Rights Offering between Covanta Holding Corporation and Third Avenue Trust, on behalf of The Third Avenue Value Fund Series dated February 1, 2005 (incorporated herein by reference to Exhibit 10.4 of Covanta Holding Corporation’s Current Report on Form 8-K dated January 31, 2005 and filed with the SEC on February 2, 2005).

10.4†	Equity Commitment for Rights Offering between Covanta Holding Corporation and D.E. Shaw Laminar Portfolios, L.L.C. dated February 1, 2005 (incorporated herein by reference to Exhibit 10.5 of Covanta Holding Corporation’s Current Report on Form 8-K dated January 31, 2005 and filed with the SEC on February 2, 2005).

10.5†	Letter Agreement between Covanta Holding Corporation and D.E. Shaw Laminar Portfolios, L.L.C. dated January 31, 2005 (incorporated herein by reference to Exhibit 10.6 of Covanta Holding Corporation’s Current Report on Form 8-K dated January 31, 2005 and filed with the SEC on February 2, 2005).

10.6†	Investment and Purchase Agreement by and between Covanta Holding Corporation and Covanta Energy Corporation, dated December 2, 2003 (incorporated herein by reference to Exhibit 2.1 of Covanta Holding Corporation’s Current Report on Form 8-K dated December 2, 2003 and filed with the SEC on December 5, 2003), as amended by that certain Amendment to the Investment and Purchase Agreement, made and entered into on February 23, 2004, by and between the same parties (incorporated herein by reference to Exhibit 2.3 of Covanta Holding Corporation’s Current Report on Form 8-K dated March 10, 2004 and filed with the SEC on March 11, 2004).

10.7†	Note Purchase Agreement by and among Covanta Holding Corporation, SZ Investments, L.L.C., Third Avenue Trust, on behalf of The Third Avenue Value Fund Series, and D. E. Shaw Laminar Portfolios, L.L.C. dated December 2, 2003 (incorporated herein by reference to Exhibit 2.2 of Covanta Holding Corporation’s Current Report on Form 8-K dated December 2, 2003 and filed with the SEC on December 5, 2003), as amended by that certain First Amendment to Note Purchase Agreement and Consent, made and entered into as of February 23, 2004, by and among the same parties (incorporated herein by reference to Exhibit 2.4 of Covanta Holding Corporation’s Current Report on Form 8-K dated March 10, 2004 and filed with the SEC on March 11, 2004).

10.8†	Letter Agreement by and between Covanta Holding Corporation and D.E. Shaw Laminar Portfolios, L.L.C. dated December 2, 2003 (incorporated herein by reference to Exhibit 10.1 of Covanta Holding Corporation’s Current Report on Form 8-K dated December 2, 2003 and filed with the SEC on December 5, 2003).

10.9†	Letter Agreement by and between Covanta Holding Corporation and Equity Group Investments, L.L.C. dated December 1, 2003 (incorporated herein by reference to Exhibit 10.2 of Covanta Holding Corporation’s Current Report on Form 8-K dated December 2, 2003 and filed with the SEC on December 5, 2003).

10.10†	Tax Sharing Agreement, dated as of March 10, 2004, by and between Covanta Holding

Exhibit No.	Description
Corporation, Covanta Energy Corporation, and Covanta Power International Holdings, Inc. (incorporated herein by reference to Exhibit 10.25 of Covanta Holding Corporation’s Annual Report on Form 10-K for the year ended December 31, 2003 and filed with the SEC on March 15, 2004).

10.11†	Corporate Services and Expenses Reimbursement Agreement, dated as of March 10, 2004, by and between Covanta Holding Corporation and Covanta Energy Corporation (incorporated herein by reference to Exhibit 10.26 of Covanta Holding Corporation’s Annual Report on Form 10-K for the year ended December 31, 2003 and filed with the SEC on March 15, 2004).

10.12†	Management Services and Reimbursement Agreement, dated March 10, 2004, among Covanta Energy Corporation, Covanta Energy Group, Inc., Covanta Projects, Inc., Covanta Power International Holdings, Inc., and certain Subsidiaries listed therein (incorporated herein by reference to Exhibit 10.30 of Covanta Holding Corporation’s Annual Report on Form 10-K for the year ended December 31, 2003 and filed with the SEC on March 15, 2004).

10.13†	Covanta Energy Savings Plan, as amended by December 2003 amendment (incorporated herein by reference to Exhibit 10.25 of Covanta Holding Corporation’s Annual Report on Form 10-K for the year ended December 31, 2004 and filed with the SEC on March 16, 2005).

10.14†	Covanta Holding Corporation Equity Award Plan for Employees and Officers, as amended (incorporated herein by reference to Exhibit 10.1 of Covanta Holding Corporation’s Report on Form 10-Q for the period ended September 30, 2005 and filed with the SEC on November 9, 2005).

10.15†	Covanta Holding Corporation Equity Award Plan for Directors (incorporated herein by reference to Exhibit 4.3 of Covanta Holding Corporation’s Registration Statement on Form S-8 filed with the SEC on October 7, 2004).

10.16†	Form of Covanta Holding Corporation Stock Option Agreement for Employees and Officers (incorporated herein by reference to Exhibit 10.5 of Covanta Holding Corporation’s Current Report on Form 8-K dated October 5, 2004 and filed with the SEC on October 7, 2004).

10.17†	Form of Covanta Holding Corporation Restricted Stock Award Agreement (incorporated herein by reference to Exhibit 10.4 of Covanta Holding Corporation’s Current Report on Form 8-K dated October 5, 2004 and filed with the SEC on October 7, 2004).

10.18†	Covanta Holding Corporation 1995 Stock and Incentive Plan (as amended effective December 12, 2000 and as further amended effective July 24, 2002) (incorporated herein by reference to Appendix A to Covanta Holding Corporation’s Proxy Statement filed with the SEC on June 24, 2002).

10.19†	Employment Agreement, dated October 5, 2004, by and between Anthony J. Orlando and Covanta Projects, Inc., Covanta Energy Corporation and Covanta Holding Corporation (incorporated herein by reference to Exhibit 10.1 of Covanta Holding Corporation’s Current Report on Form 8-K dated October 5, 2004 and filed with the SEC on October 7, 2004).

10.20†	Employment Agreement, dated October 5, 2004, by and between Craig D. Abolt and Covanta Projects, Inc., Covanta Energy Corporation and Covanta Holding Corporation (incorporated herein by reference to Exhibit 10.2 of Covanta Holding Corporation’s Current Report on Form 8-K dated October 5, 2004 and filed with the SEC on October 7, 2004).

10.21†	Employment Agreement, dated October 5, 2004, by and between Timothy J. Simpson and Covanta Projects, Inc., Covanta Energy Corporation and Covanta Holding Corporation (incorporated herein by reference to Exhibit 10.3 of Covanta Holding Corporation’s Current Report on Form 8-K dated October 5, 2004 filed with the SEC on October 7, 2004).

10.22†	Employment Agreement, dated as of April 27, 2004, by and between Covanta Holding Corporation and Jeffrey R. Horowitz (incorporated herein by reference to Exhibit 10.1 of

Exhibit No.	Description
Covanta Holding Corporation’s Registration Statement on Form S-3/A filed with the SEC on August 20, 2004).

10.23†	Form of Covanta Holding Corporation Amendment to Stock Option Agreement for Employees and Officers (incorporated herein by reference to Exhibit 10.1 of Covanta Holding Corporation’s Current Report on Form 8-K dated March 18, 2005 and filed with the SEC on March 24, 2005).

10.24†	Covanta Holding Corporation Amendment to Stock Option Agreement (incorporated herein by reference to Exhibit 10.1 of Covanta Holding Corporation’s Current Report on Form 8-K dated May 25, 2005 and filed with the SEC on May 26, 2005).

10.25†	Credit Agreement, dated as of June 24, 2005, among Covanta Energy Corporation, Covanta Holding Corporation, as a guarantor, certain subsidiaries of Covanta Energy Corporation, as guarantors, various lenders, Credit Suisse, Cayman Islands Branch, as Joint Lead Arranger and Co-Syndication Agent, Goldman Sachs Credit Partners, L.P., as Joint Lead Arranger, Co-Syndication Agent, Administrative Agent and Collateral Agent, JPMorgan Chase Bank, as Co-Documentation Agent, Revolving Issuing Bank and a Funded LC Issuing Bank, UBS Securities LLC, as Co-Documentation Agent, UBS AG, Stamford Branch, as a Funded LC Issuing Bank, and Calyon New York Branch, as Co-Documentation Agent (incorporated herein by reference to Exhibit 10.1 of Covanta Holding Corporation’s Current Report on Form 8-K dated June 24, 2005 and filed with the SEC on June 30, 2005).

10.26†	Second Lien Credit and Guaranty Agreement, dated as of June 24, 2005, among Covanta Energy Corporation, Covanta Holding Corporation, as a guarantor, certain subsidiaries of Covanta Energy Corporation, as guarantors, various lenders, Credit Suisse, Cayman Islands Branch, as Joint Lead Arranger, Co-Syndication Agent, Administrative Agent, Collateral Agent and Paying Agent, and Goldman Sachs Credit Partners L.P., as Joint Lead Arranger and Co-Syndication Agent (incorporated herein by reference to Exhibit 10.2 of Covanta Holding Corporation’s Current Report on Form 8-K dated June 24, 2005 and filed with the SEC on June 30, 2005).

10.27†	First Lien Pledge and Security Agreement between each of Covanta Energy Corporation and the other Grantors Party thereto and Goldman Sachs Credit Partners L.P., as Collateral Agent, dated as of June 24, 2005 (incorporated herein by reference to Exhibit 10.3 of Covanta Holding Corporation’s Current Report on Form 8-K dated June 24, 2005 and filed with the SEC on June 30, 2005).

10.28†	Parity Lien Pledge and Security Agreement, dated as of June 24, 2005, between each of Covanta Energy Corporation and the other Grantors Party thereto and Credit Suisse, Cayman Islands Branch, as Collateral Agent (incorporated herein by reference to Exhibit 10.4 of Covanta Holding Corporation’s Current Report on Form 8-K dated June 24, 2005 and filed with the SEC on June 30, 2005).

10.29†	First Lien Pledge Agreement, dated as of June 24, 2005, between Covanta Holding Corporation and Goldman Sachs Credit Partners L.P., as Collateral Agent (incorporated herein by reference to Exhibit 10.5 of Covanta Holding Corporation’s Current Report on Form 8-K dated June 24, 2005 and filed with the SEC on June 30, 2005).

10.30†	Parity Lien Pledge Agreement, dated as of June 24, 2005, between Covanta Holding Corporation and Credit Suisse, Cayman Islands Branch, as Collateral Agent (incorporated herein by reference to Exhibit 10.6 of Covanta Holding Corporation’s Current Report on Form 8-K dated June 24, 2005 and filed with the SEC on June 30, 2005).

10.31†	Intercreditor Agreement, dated as of June 24, 2005, among Covanta Energy Corporation, Goldman Sachs Credit Partners L.P., as Collateral Agent for the First Lien Claimholders, Credit Suisse, Cayman Islands Branch, as Administrative Agent for the Second Lien Credit Claimholders and as Collateral Agent for the Parity Lien Claimholders (incorporated herein by reference to Exhibit 10.7 of Covanta Holding Corporation’s Current Report on Form 8-K dated

Exhibit No.	Description
June 24, 2005 and filed with the SEC on June 30, 2005).

10.32†	Amendment No. 1 to Tax Sharing Agreement, dated as of June 24, 2005, by and between Covanta Holding Corporation, Covanta Energy Corporation and Covanta Power International Holdings, Inc., amending Tax Sharing Agreement between Covanta Holding Corporation, Covanta Energy Corporation and Covanta Power International Holdings, Inc. dated as of March 10, 2004 (incorporated herein by reference to Exhibit 10.8 of Covanta Holding Corporation’s Current Report on Form 8-K dated June 24, 2005 and filed with the SEC on June 30, 2005).

10.33†	Employment Agreement, dated October 5, 2004, by and between John Klett and Covanta Energy Corporation (incorporated herein by reference to Exhibit 10.7 of Covanta Energy Corporation’s Current Report on Form 8-K dated October 5, 2004 and filed with the SEC on October 7, 2004).

10.34†	Rehabilitation Plan Implementation Agreement, dated January 11, 2006, by and between John Garamendi, Insurance Commissioner of the State of California, in his capacity as Trustee of the Mission Insurance Company Trust, the Mission National Insurance Company Trust and the Enterprise Insurance Company Trust, on the one hand, and Covanta Holding Corporation, on the other hand (incorporated herein by reference to Exhibit 10.1 of Covanta Holding Corporation’s Current Report on Form 8-K dated March 2, 2006 and filed with the SEC on March 6, 2006).

10.35†	Amendment to Agreement Regarding Closing (Exhibit A to the Rehabilitation Plan Implementation Agreement), dated January 10, 2006, by and between John Garamendi, Insurance Commissioner of the State of California, in his capacity as Trustee of the Mission Insurance Company Trust, the Mission National Insurance Company Trust, and the Enterprise Insurance Company Trust, on the one hand, and Covanta Holding Corporation, on the other hand (incorporated herein by reference to Exhibit 10.2 of Covanta Holding Corporation’s Current Report on Form 8-K dated March 2, 2006 and filed with the SEC on March 6, 2006).

10.36†	Latent Deficiency Claims Administration Procedures Agreement (Exhibit B to the Rehabilitation Plan Implementation Agreement), dated January 11, 2006, by and between John Garamendi, Insurance Commissioner of the State of California, in his capacity as Trustee of the Mission Insurance Company Trust, the Mission National Insurance Company Trust and the Enterprise Insurance Company Trust, on the one hand, and Covanta Holding Corporation on the other hand (incorporated herein by reference to Exhibit 10.3 of Covanta Holding Corporation’s Current Report on Form 8-K dated March 2, 2006 and filed with the SEC on March 6, 2006).

21.1†	List of Subsidiaries (incorporated herein by reference to Exhibit 5.1 of Covanta Holding Corporation’s Amendment No. 3 to Registration Statement on Form S-1 filed with the SEC on December 19, 2005).

23.1†	Consent of Neal, Gerber & Eisenberg LLP (included as part of Exhibit 5.1, which is incorporated herein by reference to Exhibit 5.1 of Covanta Holding Corporation’s Amendment No. 3 to Registration Statement on Form S-1 filed with the SEC on December 19, 2005).

23.2	Consent of Independent Registered Public Accounting Firm of Covanta Holding Corporation and Subsidiaries, dated March 10, 2006, by Ernst & Young LLP.

23.3	Consent of Independent Registered Public Accounting Firm of Quezon Power, Inc., dated March 14, 2006, by Sycip Gorres Velayo & Co., a member practice of Ernst & Young Global.

23.4	Consent of Independent Registered Public Accounting Firm of Covanta ARC Holdings, Inc. and Subsidiaries, dated March 14, 2006, by PricewaterhouseCoopers LLP for their report dated March 15, 2005.

23.5	Consent of Independent Registered Public Accounting Firm of Covanta ARC Holdings, Inc. and Subsidiaries, dated March 14, 2006, by PricewaterhouseCoopers LLP for their report dated June 30, 2004.

Exhibit No.	Description
23.6	Consent of Independent Registered Public Accounting Firm of Covanta ARC Holdings, Inc. and Subsidiaries, dated March 14, 2006, by KPMG LLP.

23.7	Consent of Independent Registered Public Accounting Firm of Covanta Ref-Fuel Holdings LLC and Subsidiaries, dated March 14, 2006, by PricewaterhouseCoopers LLP for their report dated March 15, 2005.

23.8	Consent of Independent Registered Public Accounting Firm of Covanta Ref-Fuel Holdings LLC and Subsidiaries, dated March 14, 2006, by PricewaterhouseCoopers LLP for their report dated March 29, 2004.

†	Not filed herewith, but incorporated herein by reference.
Pursuant to paragraph 601(b)(4)(iii)(A) of Regulation S-K, the registrant has omitted from the foregoing list of exhibits, and hereby agrees to furnish to the Securities and Exchange Commission, upon its request, copies of certain instruments, each relating to long-term debt not exceeding 10% of the total assets of the registrant and its subsidiaries on a consolidated basis.